Exhibit 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in thousands of US dollars) For the years ended December 31, 2021 and 2020 Dated: March 31, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management’s discussion and analysis (“MD&A”) and all financial information in the Annual Report for MAG Silver Corp. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of MAG Silver Corp. (“MAG” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of the President and Chief Executive Officer, and the Chief Financial Officer, and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of MAG;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that MAG’s receipts and expenditures are made only in accordance with authorizations of management and MAG’s directors; and

iii.

provided reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of MAG’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of MAG’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2021, MAG’s internal control over financial reporting was effective.

The effectiveness of MAG’s internal control over financial reporting, as of December 31, 2021, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2021, as stated in their report.

/s/ “George Paspalas”	/s/ “Larry Taddei”
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2022 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2022

We have served as the Company's auditor since 1999.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of MAG Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 31, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 31, 2022

MAG SILVER CORP.
Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated)
	Note	December 31, 2021	December 31, 2020

ASSETS

CURRENT
Cash	3	$56,748	$94,008
Accounts receivable	4	2,097	897
Prepaid expenses		526	509
TOTAL CURRENT ASSETS		59,371	95,414
INVESTMENTS	5	1,179	11,951
INVESTMENT IN JUANICIPIO	6	291,084	202,570
EXPLORATION AND EVALUATION ASSETS	7	20,254	12,472
PROPERTY AND EQUIPMENT	8	484	675
TOTAL ASSETS		$372,372	$323,082

LIABILITIES

CURRENT
Trade and other payables		$1,500	$808
Current portion of lease obligation	8	110	93
TOTAL CURRENT LIABILITIES		1,610	901
NON-CURRENT
Lease obligation	8	275	383
Deferred income taxes	16	2,557	4,721
Provision for reclamation	7	409	409
TOTAL LIABILITIES		4,851	6,414

EQUITY

Share capital	9	543,927	496,604
Equity reserve		18,215	16,906
Accumulated other comprehensive income		1,798	10,628
Deficit		(196,419)	(207,470)
TOTAL EQUITY		367,521	316,668
TOTAL LIABILITIES AND EQUITY		$372,372	$323,082

COMMITMENTS AND CONTINGENCIES	15

SUBSEQUENT EVENT	17

ON BEHALF OF THE BOARD (approved on March 31, 2022)

/s/ "Dale Peniuk"	/s/ "Jill Leversage"
Dale Peniuk, Director	Jill Leversage, Director

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Income (Loss) and Comprehensive Income
(In thousands of US dollars, except for shares and per share amounts)

		For the year ended
		December 31,
	Note	2021	2020
EXPENSES
Accounting and audit		$517		$442
Amortization	8	146		121
Filing and transfer agent fees		274		301
General exploration and business development		102		38
General office expenses		647		473
Insurance		1,316		610
Legal		161		371
Management compensation and consulting fees		3,736		3,259
Share-based payment expense	9b,c,d	4,256		3,122
Shareholder relations		273		298
Travel		35		58
		11,463		9,093
INTEREST INCOME		174		637
FOREIGN EXCHANGE GAIN		61		171
INCOME FROM EQUITY ACCOUNTED INVESTMENT IN JUANICIPIO	6	15,686		2,214
INCOME (LOSS) FOR THE YEAR BEFORE INCOME TAX		$4,458	$	(6,071)

DEFERRED INCOME TAX BENEFIT (EXPENSE)	16	1,567		(1,026)
INCOME (LOSS) FOR THE YEAR		$6,025	$	(7,097)

OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED (LOSS) GAIN ON EQUITY SECURITIES	5	(4,401)		14,493
NET OF DEFERRED TAX BENEFIT (EXPENSE)	16	597		(1,713)
		(3,804)		12,780

TOTAL COMPREHENSIVE INCOME		$2,221		$5,683

BASIC AND DILUTED INCOME (LOSS) PER SHARE		$0.06	$	(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	2o
BASIC		95,181,258		91,108,622
DILUTED		95,459,515		91,108,622

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares)

					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
	Note	Shares	Amount	Reserve	income (loss)	Deficit	equity
Balance, January 1, 2020		86,545,847	$399,995	$17,777	$(1,015)	$(201,510)	$215,247

Stock options exercised	9a,b	418,294	4,565	(1,228)	-	-	3,337
Stock options exercised cashless	9a,b	139,273	1,404	(1,404)	-	-	-
Restricted and performance share units converted	9a,c	20,382	819	(819)	-	-	-
Deferred share units converted	9a,d	60,000	557	(557)	-	-	-
Share-based payment	9b,c,d	-	-	3,137	-	-	3,137
Issued for cash	9a	7,621,085	89,164	-	-	-	89,164
Issued for property option payment	7a	8,241	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5	-	-	-	(1,137)	1,137	-
Unrealized gain on equity securities	5	-	-	-	14,493	-	14,493
Deferred tax expense on unrealized securities gain	5	-	-	-	(1,713)	-	(1,713)
Loss for the year		-	-	-	-	(7,097)	(7,097)
Balance, December 31, 2020		94,813,122	$496,604	$16,906	$10,628	$(207,470)	$316,668

Stock options exercised	9a,b	75,066	1,315	(330)	-	-	985
Stock options exercised cashless	9a,b	25,089	177	(177)	-	-	-
Restricted and performance share units converted	9a,c	40,131	826	(826)	-	-	-
Deferred share units converted	9a,d	159,810	1,663	(1,663)	-	-	-
Share-based payment	9b,c,d	-	-	4,305	-	-	4,305
Issued for cash	9a	2,691,000	43,242	-	-	-	43,242
Issued for property option payment	7a	5,223	100	-	-	-	100
Transfer of gain on disposal of equity securities at FVOCI to deficit, net of tax	5	-	-	-	(5,026)	5,026	-
Unrealized loss on equity securities	5	-	-	-	(4,401)	-	(4,401)
Deferred tax benefit on unrealized securities loss	5	-	-	-	597	-	597
Income for the year		-	-	-	-	6,025	6,025
Balance, December 31, 2021		97,809,441	$543,927	$18,215	$1,798	$(196,419)	$367,521

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated)

		For the year ended
		December 31,
	Note	2021	2020

OPERATING ACTIVITIES
Income (Loss) for the year		$6,025	$(7,097)
Items not involving cash:
Amortization	8	146	121
Deferred income tax (benefit) expense	16	(1,567)	1,026
Income from equity accounted Investment in Juanicipio	6	(15,686)	(2,214)
Share-based payment expense	9b,c,d	4,256	3,122
Unrealized foreign exchange gain		(260)	(738)

Changes in operating assets and liabilities
Accounts receivable		116	(201)
Prepaid expenses		(17)	(241)
Trade and other payables		265	8
Net cash used in operating activities		(6,722)	(6,214)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(7,169)	(4,873)
Investment in Juanicipio	6	(74,136)	(64,270)
Proceeds from disposition of equity securities	5	6,371	3,905
Purchase of equipment	8	(5)	(74)
Net cash used in investing activities		(74,939)	(65,312)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	985	3,337
Issuance of common shares, net of share issue costs	9	43,242	89,164
Payment of lease obligation (principal)	8	(91)	(72)
Net cash provided by financing activities		44,136	92,429

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		265	745

(DECREASE) INCREASE IN CASH		(37,260)	21,648
CASH, BEGINNING OF YEAR		94,008	72,360
CASH, END OF YEAR		$56,748	$94,008

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

1.      NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 and is governed by the Business Corporations Act of the Province of British Columbia. Its shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American Exchange in the United States of America.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale mineral projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio Project (see Investment in Juanicipio, Note 6) located in Zacatecas, Mexico, which is now in the construction phase heading to production. The Juanicipio Project is currently toll milling its mineralized development material at two nearby facilities, while its plant which has been constructed is awaiting connection to the Mexican power grid so as to start the commissioning process. The Company defers all acquisition, exploration and development costs related to the properties which are not yet in commercial production. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Address of registered office of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. The Juanicipio Project operator, Fresnillo plc (“Fresnillo”), has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization and Mexican Government COVID-19 directives. However, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, project development and mining restrictions, delays or temporary closures, travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of any further impact of COVID-19, the Company’s financial performance, cash flows and financial position, could be materially impacted and could result in material impairment charges to the Company’s assets.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

The accounting policies applied in the preparation of the audited consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020, except for the amended IFRS standards as stated below:

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”). In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases.  The amendments became effective January 1, 2021. The Company has adopted these Phase 2 amendments effective January 1, 2021 and  determined they do not currently have significant effect on the Company’s consolidated financial statements.

These audited consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These audited consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 31, 2022.

(a)     Basis of consolidation

These audited consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries and controlled entities are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiary as at December 31, 2021 is Minera Los Lagartos, S.A. de C.V., a Mexican incorporated company. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These audited consolidated financial statements also include the Company’s 44% interest in each of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) and Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) (Note 6, “Investment in Juanicipio”), both associates (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)     Investments in Associates

The Company conducts a high percentage of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in each of Minera Juanicipio S.A. de C.V. and Equipos Chaparral, S.A. de C.V., both Mexican incorporated companies (Note 6, “Investment in Juanicipio”). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

The Company accounts for its investment in associates using the equity method. The Company aggregates its disclosures required under IFRS for interests in associates effectively involved in advancing the same business objective. Under the equity method, the Company’s investments in  associates is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the year. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is objective evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associates as of December 31, 2021 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(c)     Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; recovery of receivable balances including value added taxes; estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist; estimates of mineral stockpile inventory valuations; recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; provisions including closure and reclamation; share based payment expense; and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

(d)     Critical Judgements

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e).

Impairment of Non-Current Assets

Non-current assets are tested for impairment at the end of each reporting period if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources; (ii) changes in metal prices, capital and operating costs and interest rates; and (ii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

Commercial Production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences upon entering commercial production. In determining commercial production and when the mine and processing facility are available for use in the manner intended by management, the following factors are considered:

i)	Operational commissioning of major mine and plant components is complete;
ii)	Operating results are being achieved consistently for a period of time;
iii)	There are indicators that these operating results will be continued; and
iv)

Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

(e)     Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)	Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii)	Financial assets at FVTOCI

Equity instruments that are designated at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value in other comprehensive income (loss) is not recycled to profit or loss but transferred only within equity.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

(iii)	Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost
Loan to Minera Juanicipio S.A. de C.V.	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)     Inventories

Concentrate, work in process and stockpile mineral inventories are measured at the lower of cost and net realisable value. Cost is determined using the weighted average cost method and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition.

The cost of inventories includes:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

●	operating costs, which include employee costs, material costs and contractor expenses which are directly attributable to the extraction and processing of mineralized material;
●	amortization of property, plant and equipment used in the extraction and processing of mineralized material; and
●	related production overheads.

The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered. If these estimates or assumptions prove to be inaccurate, a write-down of the recorded value of concentrate, work-in process, and stockpile inventories may be required.

Net realisable value is the estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

(g)     Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method (“UOP”). If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred on a prospective property prior to the Company obtaining the right to explore it, are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

(h)     Property, plant and equipment and mine development costs

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

The Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use in 2020. The amended standard prohibits the Company from deducting any proceeds from selling items produced from the cost of building an item of mineral interest, plant and equipment, while bringing that asset to be capable of operating in the manner intended by management. The Company adopted the accounting policy retrospectively with respect to applicable transactions occurring on or after the earliest period presented herein, being January 1, 2020. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards to the extent those sales occurred on or after January 1, 2020. The entity measures the cost of those items applying the measurement requirements of “IAS 2 Inventories”.

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization of the 44% owned Juanicipio mine and plant is a component of the Company’s share of income (loss) from its equity investment in Juanicipio, and will be amortized over tonnes processed on a UOP basis once in commercial production.

Amortization on 100% owned and controlled assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

The amortization rates for 100% owned and controlled assets are as follows:

Building	4% declining balance
Computer and office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-use asset	straight-line over the earlier of the end of the lease term or useful life of the asset

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

(i)     Lease

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently amortized on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

(j)     Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

(k)     Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a UOP basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at December 31, 2021 of $409 relates to current and prior disturbances on the Deer Trail exploration property (see Note 7) ( December 31, 2020: $409).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

One of the operating companies of the Company’s investment in associates, Minera Juanicipio, recorded a provision for reclamation and remediation costs of $4,050 and capitalized a corresponding asset as at December 31, 2021 ( December 31, 2020: $1,450) (see Note 6).

(l)     Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(m)    Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(n)     Revenue

The Juanicipio Project recognizes revenue for silver, gold, lead and zinc from concentrate production, net of treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. This generally occurs as material is received at the customer’s plant, as the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the material and the customer has the risk of loss. The Juanicipio sales are based on estimated metal quantities based on assay data and on a provisional price. The receivable is marked to market through sales each period prior to final settlement. Minera Juanicipio also adjusts estimated metal quantities used in computing provisional sales using new information and assay data from the smelter as it is received (if any). A provisional payment is generally due by the 15th of the month of the month following delivery of the concentrate to the customer. Final payment is due upon final settlement of price and quantity with the customer. The principal risks associated with recognition of sales on a provisional basis include metal price fluctuations and updated quantities between the date the sale is recorded and the date of final settlement.

The Company early adopted Amendments to International Accounting Standard (“IAS”) 16, Property, Plant & Equipment, Proceeds Before Intended Use in 2020. With the adoption of the amended standard, pre-commercial production sales of silver, gold, lead and zinc produced and sold, and related costs while bringing a mine into a condition necessary for it to be capable of operating in the manner intended by management, are recognized in profit or loss in accordance with applicable standards.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

(o)     Income (Loss) per common share

Basic income (loss) per share is based on the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive. For the year ended December 31, 2021, the weighted average number of shares outstanding was based on the following:

	Year ended December 31,
	2021	2020
Basic weighted average number of shares outstanding	95,181,258	91,108,622
Effect of dilutive common share equivalents	278,257	-
	95,459,515	91,108,622

For the year ended December 31, 2021, stock options totaling 813,887, restricted and performance share units totaling 247,752 and deferred share units totaling 383,078 were excluded from the computation of diluted income (loss) per share due to vesting criteria not being met during the period.

For the year ended December 31, 2020, the Company had 1,882,225 common share equivalents consisting of: common shares issuable upon the exercise of outstanding and exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(p)     Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

(q)     Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2021. These include:

IAS 12 Income Taxes. In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes. The amendments are effective beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, such as leases and reclamation provisions. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company’s consolidated financial statements.

3.      CASH

The Company’s cash consist of cash on hand and bank deposits.

4.      ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2021	2020
Receivable from Minera Juanicipio (see Note 6 & 14)	$1,944	$658
Value added tax ("IVA" and "GST")	152	122
Other receivables	1	117
	$2,097	$897

5.      INVESTMENTS

The Company holds investments as follows for the years ended December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020
Equity securities, beginning of year	$11,951	$1,408
Disposition of equity securities at fair value	(6,371)	(3,950)
Unrealized (loss) gain for the year	(4,401)	14,493
Equity securities, end of year	$1,179	$11,951

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2021, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $6,371 ( December 31, 2020: $3,950). In addition, the Company recognized a gain on disposal of $5,026 (net of $784 tax) ( December 31, 2020: $1,137 net of $177 tax) which was transferred from other comprehensive income (loss) to deficit. During the year ended December 31, 2021, the Company recorded an unrealized loss of $4,401 ( December 31, 2020: $14,493 unrealized gain) on its investment in equity securities designated as FVTOCI instruments. A deferred tax benefit related to this unrealized loss in the year in the amount of $597 was also recorded ( December 31, 2020: $1,713 deferred tax liability) in other comprehensive income (loss).

6.      INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio Property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo, a subsidiary of Peñoles, pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as the “Juanicipio Entities.”

The Juanicipio Entities are governed by a shareholders’ agreement and by corporate by-laws. All costs relating to the Juanicipio Property and the Juanicipio Entities (collectively, the “Juanicipio Project”) are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in the Juanicipio Entities, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of the Juanicipio Entities, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at December 31, 2021, as publicly reported.

The Company has recorded its investment in the Juanicipio Entities (“Investment in Juanicipio”) using the equity method of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights, costs incurred by the Company on the Juanicipio Property, and the required net cash investments to establish and maintain its 44% interest in the Juanicipio Entities.

The Company’s investment relating to its interest in the Juanicipio Entities is detailed as follows for the years ended December 31, 2021 and 2020:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2021	2020
Juanicipio Project oversight expenditures incurred 100% by MAG	$620	$568
Interest earned, advances to Minera Juanicipio (see Note 14) (1)	(1,316)	(567)
Cash contributions to Minera Juanicipio	73,524	63,712
Total for the year	72,828	63,713
Income from equity accounted Investment in Juanicipio (2)	15,686	2,214
Balance, beginning of year	202,570	136,643
Balance, end of year	$291,084	$202,570

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. The interest accrued within the Juanicipio Entities was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $1,316 for the year ended December 31, 2021 ( December 31, 2020: $567) was credited to the Investment in Juanicipio account as an eliminating related party entry (see Note 14).

(2) Represents the Company’s 44% share of the Juanicipio Entities’s net income for the year, as determined by the Company.

A summary of financial information of the Juanicipio Entities (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Minera Juanicipio Statements of Financial Position

	December 31,	December 31,
	2021	2020

Cash and cash equivalents	$18,972	$51,503
Value added tax and other receivables	25,580	26,055
Concentrate sales receivable from Fresnillo	18,853	5,203
Inventory	3,234	427
Prepaids and other assets	104	-
Total current assets	66,743	83,188
Right-of-use assets	2,052	18
Mineral interests, plant and equipment	644,609	381,780
Deferred tax assets	5,254	-
Total assets	$718,658	$464,986

Payables to Peñoles and other vendors	$22,835	$3,713
Total current liabilities	22,835	3,713
Interest payable to shareholders	4,279	1,298
Lease liabilities	2,053	13
Provisions	4,070	1,450
Deferred tax liabilities	31,266	8,406
Total liabilities	64,503	14,880
Shareholders equity including shareholder advances	654,155	450,106
Total liabilities and equity	$718,658	$464,986

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

Minera Juanicipio Statements of Income

	Year ended December 31,
	2021	2020

Sales	$75,393	$15,335
Cost of sales	(15,329)	(3,873)
Gross profit	60,064	11,462
Consulting and administrative expenses	(1,929)	(239)
Extraordinary mining duty	(337)	(76)
	57,798	11,147
Exchange losses and other	(1,363)	(623)
Income tax expense	(20,784)	(5,492)

Income for the year	$35,651	$5,032

MAG's 44% equity income	$15,686	$2,214

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

Minera Juanicipio Statements of Cash Flow

	Year ended December 31,
	2021	2020
Operating activities
Net income for the year	$35,651	$5,032
Items not involving cash
Deferred income tax expense	17,606	5,118
Other	419	1,298

Change in operating assets and liabilities	1,656	(13,283)
Net cash provided from (used in) operating activities	55,332	(1,835)

Investing activities
Capital expenditures including plant, mine development and exploration	(254,830)	(121,125)
Net cash used in investing activities	(254,830)	(121,125)

Financing activities
Shareholder loans and other capital provided by partners	167,100	144,800
Payment of lease obligations	(412)	(21)
Net cash provided from financing activities	166,688	144,779

Effects of exchange rate changes on cash and cash equivalents	279	83

(Decrease) increase in cash and equivalents	(32,810)	21,819

Cash and cash equivalents, beginning of year	51,503	29,601

Cash and cash equivalents, end of year	$18,972	$51,503

The Juanicipio Project has not reached commercial production as of December 31, 2021 as the mine and processing facility are still in development. However, mineralized material from underground development and initial stopes was processed through Fresnillo’s mills and refined and sold during the year. In the year ended December 31, 2021, the Juanicipio Entities produced and sold 2,975,524 silver ounces, 5,975 gold ounces, 1,065 tonnes of lead and 1,519 tonnes of zinc on a 100% basis. Pre-commercial production sales on a 100% basis totaled $75,393 net of related costs of $15,329 resulting in a gross profit of $60,064 during the year ended December 31, 2021.

In the year ended December 31, 2020, the Juanicipio Entities produced and sold 616 thousand silver ounces, 1,029 gold ounces, 163 tonnes of lead and 224 tonnes of zinc on a 100% basis. Pre-commercial production sales on a 100% basis totaled $15,335 net of related costs of $3,873 resulting in a gross profit of $11,462 during the year ended December 31, 2020.

Mineral interests, plant and equipment capitalized directly by the Juanicipio Entities for the year ended December 31, 2021 amounted to $262,829 ( December 31, 2020: $120,757).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

7.      EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. As of December 31, 2021, the Company has incurred $9,930 in exploration expenditures on the property and there are no further exploration funding requirements under the earn-in agreement. To complete the earn-in, the Company must make a final cash or share payment of $150 on the fifth anniversary of the agreement, at which time the vendors will retain a 2% net smelter returns royalty (“NSR”). In May 2021, the Company elected to settle the fourth option payment of $100 in shares, and issued 5,223 shares to the vendors in settlement of the payment.

(b) In 2018, the Company entered into an option agreement with another private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. The Company paid $150 upon signing the agreement, $150 in October 2020 and another $150 in December 2021. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,550 over the next 7 years, and fund a cumulative of $30,000 of eligible exploration expenditures by 2028. As of December 31, 2021, the Company incurred $9,509 eligible exploration expenditures on the property. As at December 31, 2021, the Company also bonded and recorded a $409 reclamation liability for the project (see Note 2(k)). Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% NSR.

To December 31, 2021, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Year ended December 31
	2021	2020
Exploration and evaluation assets:
Acquisition costs
Option and other payments	$300	$250
Reclamation obligation	-	149
Total acquisition costs	300	399
Geochemical	228	78
Camp and site costs	319	411
Drilling	3,343	198
Geological consulting	1,968	2,216
Geophysical	215	430
Land taxes and government fees	721	787
Legal, community and other consultation costs	475	393
Travel	213	294
Total for the year	7,782	5,206
Balance, beginning of year	12,472	7,266
Balance, end of year	$20,254	$12,472

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

Included in exploration and evaluation assets at December 31, 2021, were liabilities for trade and other payables of $518 ( December 31, 2020: $128) and a reclamation obligation accrued in the year of nil ( December 31, 2020: $149), both non-cash investing activities.

8.      PROPERTY AND EQUIPMENT

As at December 31, 2021, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2020	$483	$341	$550	$1,374
Additions	4	70	-	74
Balance, December 31, 2020	487	411	550	1,448
Additions and remeasurements	2	3	(5)	-
Balance, December 31, 2021	$489	$414	$545	$1,448

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2020	$449	$52	$92	$593
Amortization	11	59	110	180
Balance, December 31, 2020	460	111	202	773
Amortization	8	45	138	191
Balance, December 31, 2021	$468	$156	$340	$964

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2020	$27	$300	$348	$675
At December 31, 2021	$21	$258	$205	$484

Lease obligation

Minimum lease payments in respect of the lease obligation and the effect of discounting are as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2021	2020
Undiscounted minimum lease payments
Less than one year	$154	$153
Two to three years	314	306
Four to five years	-	160
	468	619
Effect of discounting	(83)	(143)
Present value of minimum lease payments - total lease obligation	385	476
Less: current portion	(110)	(93)
Long-term lease obligation	$275	$383

For the year ended December 31, 2021, the Company recognized $58 interest expense on the lease obligation included in ‘General office expenses’ ( December 31, 2020: $64).

9.      SHARE CAPITAL

(a)     Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at December 31, 2021, there were 97,809,441 shares outstanding ( December 31, 2020: 94,813,122).

On November 29, 2021, the Company closed a bought deal financing and issued 2,691,000 common shares at $17.15 per share for gross proceeds of $46,151. The Company paid commission of $2,301 to the underwriters and legal and filing costs totaled an additional $608 resulting in net proceeds of $43,242.

During the year ended December 31, 2020, the Company closed a non-brokered private placement offering on April 30, 2020 and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60 million ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him. In addition, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) on September 8, 2020. The Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross and net proceeds of $50,000 and $48,625 respectively. Under the ATM Program, the Company was permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program was determined at the Company’s sole discretion, subject to applicable regulatory limitations.

During the year ended December 31 2021, 75,066 stock options ( December 31, 2020: 418,294) were exercised for cash proceeds of $985 ( December 31, 2020: $3,337). An additional 54,274 stock options ( December 31, 2020: 365,483) were exercised under a cashless exercise provision of the plan, whereby 25,089 shares ( December 31, 2020: 139,273) were issued in settlement of the stock options, and the remaining 29,185 options ( December 31, 2020: 226,210) were cancelled.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2021, 31,620 restricted share units and 8,511 performance share units ( December 31, 2020: 3,334 and 17,048 respectively) were converted into shares.

During the year ended December 31, 2021, 159,810 deferred share units ( December 31, 2020: 60,000) were converted into shares by former directors of the Company.

During the year ended December 31, 2021, 5,223 shares were issued in lieu of a $100 mineral property option payment (Note 7(a)) ( December 31, 2020: 8,241 shares were issued in lieu of a $100 mineral property option payment).

(b)     Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 18, 2020, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at December 31, 2021, there were 988,727 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set in accordance with the Plan, and cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the year:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2021	(C$/option)	2020	(C$/option)

Outstanding, beginning of year	1,018,067	$16.07	1,229,341	$12.99
Granted	100,000	22.40	572,503	17.64
Exercised for cash	(75,066)	16.48	(418,294)	10.73
Exercised cashless	(54,274)	14.44	(365,483)	14.29

Outstanding, end of year	988,727	$16.77	1,018,067	$16.07

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2021, 100,000 stock options were granted ( December 31, 2020: 572,503) with a weighted average grant date fair value of $686 or $6.86 per option ( December 31, 2020: $2,546 or $4.45 per option). The stock options have a five-year term to expiry, and vest 1/3 in each of 12, 24, and 36 months from the date of grant.

The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,	December 31,
	2021	2020
Risk-free interest rate	0.53%	0.91%
Expected volatility	58%	46%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the options.

During the year ended December 31, 2021, 129,340 stock options were exercised ( December 31, 2020: 783,777) with a weighted average market share price at the date of exercise of Canadian dollars (“C$”) $22.35 ( December 31, 2020: C$21.79).

The following table summarizes the Company’s stock options outstanding and exercisable as at December 31, 2021:

Exercise price	Number	Number	Weighted average remaining
($C/option)	outstanding	exercisable	contractual life (years)
12.75	9,375	9,375	2.85
13.46	254,162	237,496	2.28
13.91	85,263	85,263	0.93
14.98	308,872	81,236	3.16
21.26	50,000	-	4.92
21.57	231,055	77,019	3.94
23.53	50,000	-	4.05
C$12.75 - C$23.53	988,727	490,389	3.05

During the year ended December 31, 2021, the Company recorded share based payment expense of $1,564 ( December 31, 2020: $1069) relating to stock options vested to employees and consultants in the year of which $49 ( December 31, 2020: $15) was capitalized to exploration and evaluation assets.

(c)     Restricted and performance share units

On June 18, 2020, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2021, no PSUs and 10,000 RSUs were granted ( December 31, 2020: 146,755 and 39,063 respectively) under the Company’s Share Unit Plan. The RSUs granted have a five-year term to expiry and vest in 12 months from the grant date. The RSUs had a grant date fair value of $18.44 per RSU ( December 31, 2020: $11.26) as determined using the fair market value of the common shares on the date of grant. In the year ended December 31, 2021, 8,511 PSUs and 31,620 RSUs ( December 31, 2020: 17,048 and 3,334 respectively) were converted and settled with an equivalent number of common shares.

As at December 31, 2021, there were 240,765 PSUs and 24,109 RSUs issued and outstanding ( December 31, 2020: 249,276 and 45,729 respectively ) under the Share Unit Plan, of which 6,346 PSUs and 10,776 RSUs had vested ( December 31, 2020: 14,857 and nil) and are convertible into common shares of the Company. Included in the PSUs at December 31, 2021 (and at December 31, 2020), are 87,664 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU vesting range from 0% or nil PSUs to 200% or 175,328 PSUs and 48,918 PSUs with vesting conditions also subject to a market share price performance factor measured over a three-year period, resulting in a PSU vesting range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

The Company recognized a share-based payment expense of $1,533 ( December 31, 2020: $1,201) relating to RSUs and PSUs vesting in the year.

(d)     Deferred share units

On June 18, 2020, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2021, 54,213 DSUs were granted under the plan ( December 31, 2020: 64,757) and an additional 5,818 DSUs ( December 31, 2020: 10,482) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $1,208 was recognized in the year ended December 31, 2021 ( December 31, 2020: $867). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. During the year ended December 31, 2021, 159,810 DSUs ( December 31, 2020: 60,000) were converted and settled in common shares by former directors of the Company. As at December 31, 2021, there are 469,373 DSUs ( December 31, 2020: 569,153) issued and outstanding under the DSU Plan, all of which have vested and 86,295 of which are available for settlement to directors no longer with the Company.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2021, there are 1,722,974 common shares ( December 31, 2020: 1,882,225) issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 1.76% ( December 31, 2020: 1.99%) of the issued and outstanding common shares on a non-diluted basis, and there are 4,145,592 ( December 31, 2020: 3,806,562) share-based awards available for grant under these combined share compensation arrangements.

10.     CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income (loss) and deficit) and lease obligation, net of cash and investments in equity securities as follows:

	December 31,	December 31,
	2021	2020
Equity	$367,521	$316,668
Lease obligation (Note 8)	385	476
Cash (Note 3)	(56,748)	(94,008)
Investments (Note 5)	(1,179)	(11,951)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budgets and any amendments thereto are approved by the Board of Directors. The Company currently does not pay out dividends.

The Company has working capital of $57,761 as at December 31, 2021. The Company may require additional capital in the future to meet its future project and other related expenditures (see Notes 6, 7, and 15).   Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

As at December 31, 2021, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. In the fourth quarter of 2021, the Company signed a commitment letter for a fully underwritten $40,000 revolving credit facility subject to the completion of definitive documentation which is still being finalized.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

11.     FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, the Juanicipio Entities (see Note 6). The Juanicipio Entities are exposed to commodity price risk, specifically to the prices of silver, gold, lead and zinc. The Juanicipio Entities will produce and sell concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate both operating and free cash flow. The Juanicipio Entities do not hedge silver and gold prices, and did not enter into any metal hedge positions during the year ended December 31, 2021 and does not have any such positions outstanding at December 31, 2021.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)         Trade credit risk

The Juanicipio Entities, in which the Company has a 44% interest, are transitioning into commercial production and now have pre-production sales (see Notes 2(h) and (6)). The Juanicipio Entities sell and receive payment at market terms, under an offtake agreement upon delivery of its concentrates to Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. Met-Mex and Fresnillo have a good history and credit rating, and the Company believes the Juanicipio Entities are not exposed to significant trade credit risk.

(ii)        Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)       Mexican value added tax

As at December 31, 2021, the Company had a receivable of $153 from the Mexican government for value added tax (Note 4). The Juanicipio Entities, in which the Company has a 44% interest, had a receivable of $25,415 from the Mexican government for value added tax (Note 6) (MAG’s attributable portion $11,183). Management expects the balances to be fully recoverable within both entities.

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loan receivable from the Juanicipio Entities which is classified as an Investment in Juanicipio in the consolidated statement of financial position, as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2021	2020
Cash (Note 3)	$56,748	$94,008
Accounts receivable (Note 4)	2,097	897
Loan to the Juanicipio Entities (Note 6 and Note 14) (1)	106,036	63,712
	$164,881	$158,617

(1) The expected credit losses take into account future information of the credit worthiness of the Juanicipio Entities and are not considered significant.

(c)     Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year. Future liquidity may depend upon the Company’s ability to arrange debt or additional equity financings.

(d)     Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

Exposure to currency risk

As at December 31, 2021, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$7	$4,080
Accounts receivable	153	61
Prepaids	21	-
Investments	-	1,179
Accounts payable	(14)	(942)
Lease obligations	-	(385)
Net assets exposure	$167	$3,993

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at December 31, 2021 is 3.4 million pesos ( December 31, 2020:13.9 million net pesos denominated monetary assets). A 10% appreciation in the peso against the US$ would result in a gain before tax at December 31, 2021 of $17 ( December 31, 2020: $69), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates, the Juanicipio Entities (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of the Juanicipio Entities. The Juanicipio Entities also have a US$ functional currency, and are exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Notes 6 and 16) in the Juanicipio Entities to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of the Juanicipio Entities’s net peso denominated monetary assets at December 31, 2021 is 33.1 million pesos ( December 31, 2020: 3.2 million pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at December 31, 2021 of $178 ( December 31, 2020: $94) in the Juanicipio Entities, of which the Company would record its 44% share being $78 income from equity investment in Juanicipio ( December 31, 2020: $41), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

In the year ended December 31, 2021, the Mexican pesos weakened against the US$ from 19.94 Pesos/US$ on December 31, 2020 to 20.52 on December 31, 2021, resulting in an exchange loss in the Juanicipio Entities of $1,028 (the Company’s 44% share $452).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at December 31, 2021 is C$5.1 million ( December 31, 2020: C$19.810 million). A 10% appreciation in the C$ against the US$ would result in a gain at December 31, 2021 of $399 ( December 31, 2020: $1,556) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(e)     Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.    FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash, accounts receivable, trade and other payables and lease obligation reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	As at December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash	$56,748	$-	$-	$56,748
Investments (Note 5)(1)	1,179	-	-	1,179
	$57,927	$-	$-	$57,927

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash	$94,008	$-	$-	$94,008
Investments (Note 5)(1)	11,951	-	-	11,951
	$105,959	$-	$-	$105,959

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2021 or during the year ended December 31, 2020.

13.    SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Entities, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

14.    RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:
	December 31,	December 31,
	2021	2020

Fees related to Dr. Megaw:
Exploration and marketing services	$436	$505
Travel and expenses	29	12
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	54	54
Field exploration services	167	160
	$686	$731

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2021 is $22 related to these services ( December 31, 2020: $78).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2021(%)	2020 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

The Juanicipio Entities, created for the purpose of holding and operating the Juanicipio Project, are held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of the Juanicipio Entities, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at December 31, 2021, as publicly reported. The Juanicipio Entities are governed by a shareholders agreement and corporate by-laws. All costs relating to the project and the Juanicipio Entities are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in the Juanicipio Entities (see Note 6).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

As at December 31, 2021, Fresnillo and the Company have advanced $240,998 as shareholder loans (MAG’s 44% share $106,035) to the Juanicipio Entities, bearing interest at LIBOR + 2%.  The interest accrued within the Juanicipio Entities was capitalized to ‘Mineral interests, plant and equipment’ and the cumulative interest recorded by the Company on the loans totaling $1,883 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 6).

During the year, compensation of key management personnel (including directors) was as follows:

	Year ended December 31,
	2021	2020
Salaries and other short term employee benefits	$1,941	$1,726
Share-based payments (Note 9(b), (c), and (d))	2,219	1,853
	$4,160	$3,579

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.    COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at December 31, 2021 for committed exploration work and committed other obligations.

Total

Committed exploration expenditures	$-

Minera Juanicipio (1)&(2)	-

Consulting contract commitments	145
Total Obligations and Commitments	$145

(1)

Although the Company makes cash advances to the Juanicipio Entities as cash called by the operator Fresnillo (based on approved budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in the Juanicipio Entities.

(2)

According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $36,682 and purchase orders issued for project capital and sustaining capital total $43,584, with respect to the Juanicipio Project on a 100% basis as at December 31, 2021 ( December 31, 2020: combined contractual commitments and purchase orders issued totaled $192,173 on a 100% basis).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Note 7 Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.     INCOME TAXES

The income taxes recognized in profit or loss are as follows:

	December 31,	December 31,
	2021	2020
Deferred tax benefit (expense)	1,567	(1,026)
Total income tax benefit (expense)	$1,567	$(1,026)

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31,	December 31,
	2021	2020
Income (Loss) for the year before income taxes	$4,458	$(6,071)
Statutory tax rate	27%	27%
Recovery of income taxes computed at statutory rates	(1,204)	1,639
Share based payments	(1,149)	(843)
Mexican inflationary adjustments	800	(699)
Differing effective tax rate on loss in foreign jurisdiction	(430)	(34)
Equity accounted earnings from Investment in Juanicipio	4,944	-
Withholding tax on planned foreign earnings repatriation	(792)	-
Unrecognized deferred tax assets	941	1,120
Impact of foreign exchange and other	(1,542)	(2,209)
Total income tax benefit (expense)	$1,567	$(1,026)

The approximate tax effect of each item that gives rise to the Company’s unrecognized and recognized deferred tax assets and liabilities as at December 31, 2021 and 2020 are as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

	December 31,	December 31,
	2021	2020
Deferred income tax assets
Exploration and evaluation assets	$806	$828
Non-capital losses	4,618	2,070
	$5,424	$2,898

Deferred income tax liablities
Property and equipment	$(519)	$(219)
Investment in associate	(7,304)	(5,870)
Investments	(158)	(1,530)
	$(7,981)	$(7,619)

Net deferred income tax liability	$(2,557)	$(4,721)

The Company's  movement of net deferred tax liabilities is described below:

	December 31,	December 31,
	2021	2020
At January 1	$(4,721)	$(1,982)
Deferred income tax (expense) benefit through income statement	1,567	(1,026)
Deferred income tax (expense) benefit through OCI	597	(1,713)
At December 31	$(2,557)	$(4,721)

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31,		December 31,
	2021	expiry dates	2020
Non-capital losses	$95,341	2022-2041	$93,602
Exploration and evaluation assets	4,796	no expiry	7,171
Financing fees	4,912	2042 - 2045	3,453
Other	1,622	no expiry	7,490
Total	$106,671		$111,716

At December 31, 2021, the Company has non-capital loss carry forwards in Canada aggregating $49,322 ( December 31, 2020: $49,947) which expire over the period between 2027 to 2041, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $nil ( December 31, 2020: $943) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in thousands of US dollars unless otherwise stated)

At December 31, 2021, the Company has tax loss carry forwards in Mexico aggregating $59,552 ( December 31, 2020: $49,837) which expire over the period 2022 to 2031, available to offset future taxable income in Mexico.

At December 31, 2021, the Company has $58 ( December 31, 2020: $33) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated. There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

17.    SUBSEQUENT EVENT

Subsequent to December 31, 2021, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (TSXV:GTR, OTCOB:GATGF) (“Gatling”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling (the “Transaction”) in an all-share transaction. Each Gatling shareholder will be entitled to receive 0.01702627 of a common share of the Company for each share of Gatling held, and upon completion of the Transaction, it is expected that Gatling shareholders will hold approximately 0.79% of the Company’s shares on an outstanding basis. The acquisition is subject to shareholder approval at a meeting of Gatling securityholders expected to be held in May 2022. The Company and Gatling have also entered into a loan agreement pursuant to which the Company has agreed to provide Gatling with a C$3 million secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses.

MAG SILVER CORP. Management’s Discussion & Analysis For the years ended December 31, 2021 and 2020
Dated: March 31, 2022

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

TABLE OF CONTENTS

1.	INTRODUCTION	3
2.	DESCRIPTION OF BUSINESS	5
3.	HIGHLIGHTS – DECEMBER 31, 2021 & SUBSEQUENT TO THE YEAR END	8
4.	JUANICIPIO PROJECT	11
5.	DEER TRAIL PROJECT	19
6.	INVESTMENT IN JUANICIPIO	21
7.	EXPLORATION AND EVALUATION ASSETS	22
8.	SELECTED ANNUAL INFORMATION	23
9.	REVIEW OF FINANCIAL RESULTS	24
10.	SUMMARY OF QUARTERLY RESULTS	26
11.	FOURTH QUARTER	27
12.	CASH FLOWS	28
13.	FINANCIAL POSITION	29
14.	LIQUIDITY AND CAPITAL RESOURCES	30
15.	CONTRACTUAL OBLIGATIONS	32
16.	SHARE CAPITAL INFORMATION	33
17.	OTHER ITEMS	33
18.	TREND INFORMATION	34
19.	RISK AND UNCERTAINTIES	34
20.	OFF-BALANCE SHEET ARRANGEMENTS	38
21.	RELATED PARTY TRANSACTIONS	38
22.	CRITICAL ACCOUNTING ESTIMATES	40
23.	CHANGES IN ACCOUNTING STANDARDS	42
24.	CONTROLS AND PROCEDURES	42
25.	ADDITIONAL FORMATION	43
26.	SUBSEQUENT EVENT	43

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the years ended December 31, 2021 and 2020. It is prepared as of March 31, 2022 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021, together with the notes thereto which are available on SEDAR and EDGAR or on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated.  The functional currency of the parent, its subsidiaries and its investment in Juanicipio, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America. Effective as of the 2020 fiscal year, MAG believes that it would no longer be classified as a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This information is provided for shareholders who are U.S. taxpayers. It may not be relevant for other persons. The U.S. tax rules regarding PFICs are very complex and investors are strongly urged to consult their own tax advisor regarding the U.S. tax consequences of the PFIC rules to your investment in MAG.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see ‘Related Party Transactions’ below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including: statements regarding the anticipated time and capital schedule to production;  anticipated electrical hook-up of the processing plant and impact on commissioning; estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates; production rates, payback time, capital and operating and other costs, internal rate of return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; pandemic risks (and COVID-19); political risk; currency risk; capital cost inflation risk; construction delays; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the U.S. Securities and Exchange Commission’s (“SEC”) and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.  The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers and other industry peers. MAG believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources". MAG advises investors that these terms as recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), differ from the standards for such terms adopted by the SEC and therefore any Mineral Resources reported in accordance with NI 43-101 may not qualify as such under SEC rules. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration. Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

2.	DESCRIPTION OF BUSINESS

MAG is an advanced stage development and exploration company focused on the acquisition, exploration and development of high-grade, high-margin, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, with Fresnillo plc (“Fresnillo”), the project operator, owning the remaining 56%.  MAG also has the right to earn a 100% interest in the Deer Trail Carbonate Replacement-Porphyry Project in central Utah, USA.

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V., a company incorporated under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56% of Minera Juanicipio. On December 27, 2021 for various business reasons, the Company and Fresnillo created Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio S.A. de C.V. (Fresnillo 56% / MAG 44%) for the purpose of holding the Juanicipio plant and mining equipment, to be leased to Minera Juanicipio S.A. de C.V..  As MAG has a 44% interest in each, Minera Juanicipio S.A. de C.V.  and Equipos Chaparral have been collectively referred to herein as “Minera Juanicipio” for ease of reference to the operations.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved project mine development on April 11, 2019, and project construction commenced immediately thereafter. A 4,000 tonnes per day (“tpd”) processing facility has been constructed and is planned to commence commissioning in Q2-2022 subject to the electrical tie-in to the national power grid (see ‘Processing Plant Construction – Juanicipio Project’ below). Starting August 2020, mineralized development material and more recently initial stope material from the underground mine is being processed at Fresnillo’s nearby processing plants, originally at a targeted average nominal rate of 16,000 tonnes per month.  This processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and an average of 44,963 tones in the first two months of 2022. This processing at the Fresnillo plants is expected to continue until the Juanicipio plant is commissioned later this year (see ‘Underground Mine Production– Juanicipio Project’ below).

The mineralization on the Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits.  The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins – the term “Valdecañas Vein” is used to refer to this combined vein system.  In addition, exploration continues both on the Valdecañas Vein system and on other prospective targets within the Juanicipio mining concession (see ‘Juanicipio Project’ below for a detailed current project update).

Development, production and exploration of the Juanicipio Project are both being carried out by the project operator, Fresnillo, with MAG participating in all Minera Juanicipio board and technical committee meetings as well as ad-hoc meetings when required.  Construction and commissioning of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo. MAG’s share of project costs is currently being funded by cashflow from underground mine production, by cash calls through its 44% interest in Minera Juanicipio and, to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement.

In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd.  to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR and on EDGAR on January 19, 2018.

The 2017 PEA incorporates major overall project upgrades over prior assessments, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimates of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available up to December 31, 2016 and do not include the results of drilling programs undertaken since then (2017-2021) designed to further expand and infill the Deep Zone and define the upper limits of the Bonanza Zone (see Exploration – Juanicipio Project below).  The volume of the base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized material to the surface processing plant. As envisioned in the 2017 PEA, the process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/ball mill comminution circuit followed first by a gravity concentrator and then sequential selective flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and the associated tailings storage facilities have been built on open and flat Minera Juanicipio owned land just north of the conveyor ramp portal.

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition, a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.  There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio.  Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see Juanicipio Project and Risks and Uncertainties below).

Deer Trail Project

MAG executed an earn-in agreement (the “Agreement”) effective December 20th, 2018 to consolidate and acquire 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah USA (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 5,600 Ha. The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest.  MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% net smelter returns (“NSR”) royalty.  In order to earn in 100%, MAG must make a total of $30,000 in escalating annual expenditures ($9,509 expended to December 31, 2021) and $2,000 in royalty payments ($450 paid to December 31, 2021), both over the 10-year term of the agreement by 2028.  The combined optional annual commitments do not exceed $2,500/year until after 2025, and all minimum obligatory commitments under the Agreement have been satisfied (see Exploration and Evaluation Assets below).

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project potentially related to a Molybdenum-Copper Porphyry system or systems immediately to the west. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property.

The combined property package came with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. These data include: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (“AMT”) geophysics; 2.5 kilometres (“km”) of U.S. Mine Safety and Health Administration (“MSHA”) certified underground workings; and a mining permit. Infrastructure and access to the property are excellent. Pre-existing disturbances identified by MAG have been proactively addressed by MAG and reviewed by governmental regulators, leaving no significant environmental legacy issues.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

See the ‘Deer Trail Project’ below for a project exploration update on Phase I and Phase II drill programs.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

3.	HIGHLIGHTS – DECEMBER 31, 2021 & SUBSEQUENT TO THE YEAR END

OPERATIONAL

✓

Significant progress was achieved during the year ended December 31, 2021 on the construction of the 4,000 tpd Juanicipio processing plant as the Juanicipio project team delivered the project for plant commissioning late in the fourth quarter of 2021.

✓

The plant commissioning timeline was extended, however, by approximately six months until the regulatory approval to tie into the national power grid is obtained.  The plant commissioning timeline is now expected to commence in Q2 2022.

✓	As reported by the operator Fresnillo, the Juanicipio Project is expected to come in on budget with the processing plant expected to be ramped up to 85% to 90% of plant capacity by the end of 2022.

✓	A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

✓

Campaign processing of mineralized material from development headings continues through the nearby Fresnillo plant and starting in Q4 2021 mineralized material also began to be processed at Fresnillo’s Saucito plant. Saucito’s flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical benefits as production commences at Juanicipio.

✓

The campaign processing rate originally targeted at 16,000 tonnes per month increased to an average of 37,983 tonnes per month in Q4 2021 and to an average of 44,963 tonnes per month for the first two months of 2022.

✓

Processing at the Fresnillo plants is expected to continue until the Juanicipio plant is commissioned, with Fresnillo making available any unused plant capacity at its Minera Fresnillo and Minera Saucito operations, and if possible matching commissioning and ramp up tonnages that were previously expected at Juanicipio.

✓	For the three months ended December 31, 2021, on a 100% basis:

●

113,950 tonnes of mineralized material were campaign processed through the Fresnillo and Saucito plants, with 1,519,027 payable silver ounces, 3,641 payable gold ounces, 563 tonnes of lead and 800 tonnes of zinc produced and sold;

●	Average silver head grade was 542 grams per tonne (“g/t”); and
●

Pre-commercial production sales totaled $39,368 for the quarter (net of treatment and processing costs), less $7,593 in mining and transportation costs, netting $31,775 in gross profit by Minera Juanicipio in the quarter.

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

✓	For the year ended December 31, 2021, on a 100% basis:
●	251,907 tonnes of mineralized material were campaign processed through Fresnillo’s plants, with 2,974,524 payable silver ounces, 5,975 payable gold ounces, 1,065 tonnes of lead and 1,519 tonnes of zinc produced and sold;

●	Average silver head grade was 470 g/t; and
●	Pre-commercial production sales of $75,393 (net of treatment and processing costs) less $15,329 in mining and transportation costs, netting $60,064 gross profit in Minera Juanicipio for the year.

✓

Since commencing campaign processing of Juanicipio mineralized material from development headings in August of 2020 through February 2022, a total of 413,691 tonnes of mineralized development material have been processed through the nearby Fresnillo plant and starting in December 2021 in the Saucito plant:

●	contributing cash-flow to offset some of the initial project capital; and
●	de-risking Juanicipio’s metallurgical performance, which is expected to significantly speed up project ramp-up.

✓	A further 89,925 tonnes of mineralized development material with a silver head grade of 529 g/t were processed in January and February 2022 through the Fresnillo and Saucito plants.

EXPLORATION

✓	Results of the Juanicipio 2020 exploration program were reported in the third quarter (see Press Release dated August 5, 2021), and the program successfully:
●

Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone (as defined in the 2017 PEA) where the first several years of mining is expected to occur;

●	Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone (as defined in the 2017 PEA); and
●	Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

✓

The Juanicipio 2021 exploration program was completed in Q4 2021 with $6,296 spent on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein).

✓

The Juanicipio 2022 exploration program is currently in process, with five drill rigs presently on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new Cesantoni target in the northwest part of the Juanicipio concession.

✓	Deer Trail Project in Utah:
●	Assays were released in Q3 2021 for the Phase I drill program (see Press Release dated September 7, 2021), which successfully fulfilled all three of its planned objectives by:
■	Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;
■	Confirming and projecting two suspected mineralization feeder structures to depth; and
■	Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.
●	A follow up 5 hole/5,000 metre Phase II drill program commenced in Q3 2021 and is in process with all assays pending.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

✓

Subsequent to the year end, the Company entered into a Definitive Arrangement Agreement with Gatling Exploration Inc. (TSXV:GTR, OTCOB:GATGF) (“Gatling”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling in an all-share transaction. The Company and Gatling have also entered into a loan agreement pursuant to which the Company has agreed to provide Gatling with a C$3 million secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

✓	As at December 31, 2021, MAG held cash of $56,748 while Minera Juanicipio had cash on hand of $18,972 on a 100% basis.

✓	According to the operator Fresnillo, the Juanicipio Project construction is expected to be delivered on budget of $440,000.

✓

With the current ramp up of underground mine production and given hiring restrictions on contractors arising from new 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward:

●	These sustaining capital costs are included in current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital; and
●

The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $41,388 on a 100% basis in the second half of 2021 in preparation for the legislation to come into effect.

✓

The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the cash held by Minera Juanicipio at December 31, 2021 of $18,972, are projected to substantially fund the remaining capital expenditures in the $440,000 initial capex (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

✓

Should there be additional funding requirements in excess of the cashflow generated, related to further commissioning delays or to additional sustaining capital that is being brought forward prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

✓

In Q4 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, including 15,700 common shares issued to an officer and two directors of MAG and 351,000 common shares issued upon the full exercise of the over-allotment option, at $17.15 per share for gross proceeds of $46,151. The Company paid commission of $2,301 to the underwriters and legal and filing costs totaled an additional $608 resulting in net proceeds of $43,242.

COVID-19

✓	Fresnillo, the Juanicipio operator implemented a range of safety measures and monitoring procedures, consistent with World Health Organization and Mexican Government COVID-19 directives.

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

✓	COVID-19 had an impact on the Juanicipio plant commissioning timeline however during the course of the year:
●	In Q1 2021, Fresnillo, as operator, reported that commissioning was pushed out a few months to Q4 2021 as some infrastructure contracts were delayed related to COVID-19; and,
●	In Q4 2021, approval to complete the tie-in to the national power grid was extended as noted above related to knock-on effects of the pandemic

CORPORATE

✓	MAG continued to refresh its board during the year with three new appointments:
●	Ms. Susan Mathieu was appointed to the board on January 13, 2021 increasing the size of the board to eight members;
●	Mr. Tim Baker was appointed to the board on March 31, 2021 replacing Mr. Richard Clark who resigned from the board to focus on other professional responsibilities; and,
●	Mr. Dale Peniuk was appointed to the board on August 3, 2021 replacing Mr. Derek White who did not stand for re-election at the Company’s Annual General and Special Meeting on June 21, 2021.

✓

On October 16, 2021 MAG announced that Mr. W.J. (Jim) Mallory joined the Company as its Chief Sustainability Officer (“CSO”) highlighting the Company’s commitment to environmental, social, governance (“ESG”) betterment.

✓

On March 28, 2022, MAG announced the appointment of Fausto Di Trapani as Chief Financial Officer (“CFO”) effective May 20, 2022. Mr. Di Trapani is a finance executive with experience in the natural resources sector spanning two decades, most recently having served as the Chief Financial Officer at Galiano Gold Inc. Mr. Di Trapani replaces Mr. Larry Taddei, who, after 12 years of service with the Company, will step down from the CFO role to pursue other opportunities. Mr. Taddei will assist in the orderly transition of his duties following Mr. Di Trapani’s appointment.

4.	JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized by Minera Juanicipio (on a 100% basis) for the three months and year ended December 31, 2021 amounted to approximately $89,532 and $254,830 respectively (December 31, 2020: $40,270 and $120,757 respectively).  Of the total expenditures incurred in the year ended December 31, 2021, $244,255 (year ended December 31, 2020: $115,937) are development expenditures, $6,296 (year ended December 31, 2020: $4,820) are exploration expenditures, and the remaining $4,279 is capitalized shareholder loan interest (year ended December 31, 2020: $1,298). Gross profit (sales less cost of sales) from processing Juanicipio mineralized development material at the Fresnillo plants for the three months and year ended December 31, 2021 totaled $31,775 and $60,064, respectively (for the three months and year ended December 31, 2020: $3,468 and $11,462, respectively) on a 100% basis (see ‘Underground Mine Production – Juanicipio Project’ below).

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

UNDERGROUND MINE PRODUCTION – Juanicipio Project

As of August 2020, mineralized development material from the Juanicipio Project is being campaign processed, refined and sold on commercial terms at a targeted rate through Q3 2021 of 16,000 tonnes per month at the nearby Fresnillo plant twelve km away.  The processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and subsequent to the year end to an average of 44,963 tonnes per month for the first two months of 2022. In December 2021 for the first time 8,725 tonnes were processed at Fresnillo’s Saucito beneficiation plant (also 100% owned by Fresnillo).  The Saucito plant flowsheet better resembles that of the Juanicipio plant and will provide further valuable metallurgical benefits as production commences at Juanicipio. The resulting concentrates are treated in Torreón, Coahuila, Mexico.  This preproduction toll processing of Juanicipio mineralized development material plus some initial stope production is expected to continue until the Juanicipio plant is commissioned (see Processing Plant Construction below).

In the three months and year ended December 31, 2021, 113,950 and 251,907 tonnes of mineralized development material respectively, were processed through the Fresnillo plants, realizing commercial and operational de-risking opportunities for the Juanicipio Project.  The resulting payable metals sold and processing details on a 100% basis are summarized in Table 1 (three months ended December 31, 2021) and in Table 2 (year ended December 31, 2021) below. The sales and treatment charges for tonnes processed in Q4 2021 were recorded on a provisional basis and will be adjusted in Q1 2022 based on final assay and pricing adjustments in accordance with the offtake contracts.

Table 1: Q4 2021 Development Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended December 31, 2021 (113,950 tonnes processed)				Q4 2020
Payable Metals	Quantity	Average Per Unit (1)	$Amount	$Amount
Silver	1,519,027 ounces	$22.96 per oz	$34,877	$5,866
Gold	3,641 ounces	$1,793.67 per oz	6,531	876
Lead	563 tonnes	$1.05 per lb	1,300	80
Zinc	800 tonnes	$1.55 per lb	2,729	220
Treatment and refining charges (“TCRCs”) and other processing costs			(6,069)	(1,232)
Net Sales			39,368	5,810
Mining and transportation costs			(7,593)	(2,342)
Gross Profit			$31,775	$3,468

(1)  Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.

Table 2: Year 2021 Development Material Processed at Fresnillo’s Processing Plants (100% basis)

Year Ended December 31, 2021 (251,907 tonnes processed)				2020
Payable Metals	Quantity	Average Per Unit (1)	$Amount	$Amount (2)
Silver	2,974,524 ounces	$23.99 per oz	$71,369	$15,403
Gold	5,975 ounces	$1,791.22 per oz	10,702	1,941
Lead	1,065 tonnes	$1.02 per lb	2,387	301
Zinc	1,519 tonnes	$1.45 per lb	4,849	575
TCRCs and other processing costs			(12,768)	(2,885)
Provisional sales adjustment related to 2020 sales (3)			(1,146)	-
Net Sales			75,393	15,335
Mining and transportation costs			(15,329)	(3,873)
Gross Profit			$60,064	$11,462

(1)  Ounces (“oz”) for silver and gold and, pounds (“lb”) for lead and zinc.

(2)  Processing of Juanicipio mineralized development material at the Fresnillo plant commenced in August of 2020, with no prior processing.

(3)  Provisional sales for 2020 were finalized in Q1 2021 resulting in negative adjustment to net sales revenue of $1,146.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

The average silver head grade for the mineralized development material and initial stope material processed in the three months and year ended December 31, 2021 was 542 g/t and 470 g/t (three months and year ended December 31, 2020 was 300 g/t and 328 g/t) respectively. This increased grade reflects less diluted development material and more stoped vein material being processed.

From August 2020 to December 31, 2021, a total of 323,766 tonnes of mineralized development material have been processed at the two Fresnillo processing plants.  By bringing forward the start-up of the underground mine and processing mineralized development material at the Fresnillo plants in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

●	generating cash-flow from production to offset some of the cash requirements of the initial project capital;
●	de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
●	increased certainty around the geological block model prior to start-up of the processing plant; and
●	allowing a faster and more certain ramp-up to the nameplate 4,000 tpd plant design.

PROCESSING PLANT CONSTRUCTION – Juanicipio Project

Construction plans for the 4,000 tpd processing plant commenced immediately after the formal project approval in April 2019.  Development and construction of surface infrastructure facilities (interim power lines, access roads, auxiliary buildings, etc.) had already begun prior to the formal project approval. Construction activity for the year ended December 31, 2021 made good progress and included mechanical installation of the flotation cells and filters, installation of the SAG and ball mills other major components and pre-commissioning testing of key process plant systems.

In Q1 2021, Fresnillo, as operator, reported that commissioning of the Juanicipio processing plant was pushed out a few months to Q4 2021 as some infrastructure contracts were delayed due to COVID-19 and COVID-19-related preventive measures implemented at site. The Juanicipio project team did deliver the Project for plant commissioning in the fourth quarter of 2021.  However, according to the operator Fresnillo, the state-owned electrical company (Comision Federal de Electricidad “CFE”), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted related to staffing effects related to the pandemic on the state-owned electric company, limiting its ability to oversee three key tasks: to review the existing installation; to supervise physical connection to the active power grid; and to approve required blackout prevention devices. The plant commissioning timeline has therefore been extended by approximately six months with commissioning of the Juanicipio processing plant expected to commence in Q2-2022, according to the operator Fresnillo (see Outlook – Juanicipio Project below).

In the interim, stoping and mineralized mine development at Juanicipio continues. In order to minimize any potential adverse economic effect of the revised commissioning timeline, Fresnillo has indicated it will make available unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio during this period, and if possible match commissioning and ramp up tonnages that were previously expected. The effect on cashflow generation from Juanicipio therefore will also be mitigated while power connection approvals are pending.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

A regularly updated photo gallery of construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is via twin underground declines that extend to the top of mineralization in the Valdecañas Vein.  From the top of mineralization, the upper footwall haulage/access drift has been driven the length of the vein and three internal spiral production ramps are being extended from the drift to depth in the footwall of the mineralized envelope (vein). The three spiral ramps are situated behind the mineralized envelope to provide access to stopes within the vein and allow a planned mining rate of 4,000 tpd.  Initial cross-cuts through the vein have been made from a number of points along the footwall ramps. Most expose well-mineralized vein and this initial development indicates that the grade and width of the mineralization is in line with previous drill core-based estimates. As discussed above, the mineralized material encountered in this underground development is being processed at the nearby Fresnillo owned processing plants (see Underground Mine Production above).

Once in full production, mineralized material from mining of the vein will be hauled to an underground crushing station (already excavated) and crushed underground.  The crushed mineralized material will be trucked to the flotation plant until the conveyor is completed in Q4 2022. When the conveyor is completed, the crushed mineralized material will be conveyed directly from the underground crushing station to the process plant area via a third ramp to the surface - the underground conveyor ramp.  The conveyor ramp is approximately 90% complete and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the long-term mine ventilation system is nearing completion. The #1 ventilation shaft has been commissioned and is now ventilating some of the lower areas of the mine. The #2 ventilation shaft has also been completed and now in operation.

Total underground development to date is approximately 47km (29 miles), including 3.3 km (2.1 miles) completed in the three months ended December 31, 2021. Underground mine infrastructure is well advanced and development continues to focus on:

●	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
●	making additional cross-cuts through the vein and establishing the initial mining stopes.
●	finalizing construction of the underground crushing system, underground warehouse, fuel storage and pumping station;
●	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces; and
●	integrating additional ventilation and other associated underground infrastructure.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill will be the chosen mining method for the higher levels in this section. A trial longhole stope has been in operation for the past nine months, and this will be the preferred mining method through the main central section and eastern side of Valdecañas Vein.

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April 23, 2021 and came into effect on September 1, 2021 (see Risks and Uncertainties below).  With various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a significant portion of its contractor workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment either not previously in the project scope or not envisaged to be required until later in the mine life, to be utilized in underground operations. As well, certain underground development expenditures related to processing development material and some small items brought forward from project investments planned in the future are considered sustaining capital by Fresnillo.  The costs incurred are expected to reduce future sustaining capital costs and totaled approximately $41,388 on a 100% basis in the second half of 2021 in preparation for the legislation to come into effect. These costs are included in the current Juanicipio development costs but are not considered by the operator as part of the $440,000 initial project capital.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

PROJECT CAPITAL (“CAPEX”) – Juanicipio Project

The Juanicipio Project initial capital or pre-operative project capital cost (“capex”) on a 100% basis, as estimated from January 1, 2018, is expected to be $440,000 (see Press Release dated February 24, 2020), and according to the operator Fresnillo, the project construction will be delivered on budget.

With the plant ready to commence commissioning once connected to the power grid (expected in Q2 2022 – see ‘Processing Plant Construction – Juanicipio Project’ above), final construction costs are expected to wind down until final commissioning and testing commence.  Meanwhile, the amount of mineralized development material being processed at the two Fresnillo plants since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month. The processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and subsequent to the year end to an average of 44,963 tonnes per month for the first two months of 2022 (see ‘Underground Mine Production – Juanicipio Project’ above).  Mineralized material from initial stopes is now being processed as well.  The cash flow from this processing, along with the cash held by Minera Juanicipio at December 31, 2021 of $18,972 and the expected cash flows from continued processing until the Juanicipio plant is commissioned are likely to fund the remaining capital expenditures in the $440,000 (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).  Should there be additional funding requirements in excess of the cashflow generated related to further commissioning delays (see Risks and Uncertainties below) or to additional sustaining capital to be funded prior to attaining commercial production, there may still be further cash calls required fund from Fresnillo and MAG (see Liquidity and Capital Resources below).

OUTLOOK – Juanicipio Project

Fresnillo, as operator, reports that commissioning of the Juanicipio processing plant is expected to come in on budget and the plant is expected to ramp up to 85 to 90% of the nameplate 4,000 tpd capacity by the end of 2022. In contrast, the 2017 PEA originally envisioned ramp-up to full production over 3 years after commissioning of the processing plant. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine. Until the Juanicipio processing plant is commissioned, mineralized development material and initial stope material from Juanicipio is being processed at the Fresnillo and Saucito beneficiation plants (both 100% owned by Fresnillo), with the lead (silver-rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico.

As operator, Fresnillo will continue to engage closely with the CFE and ‘El Centro Nacional de Control de Energía’ (“CENACE”) to do all that it can to expedite the necessary approvals and comply with requirements to complete the tie-in to the national power grid.  The connection to the grid is the last step prior to feeding lower grade mineralized material through the grinding mills and mineralized material has been conveyed to the fine ore bin in preparation for processing. Although there remains some uncertainty regarding the timing for the power connection (see Risks and Uncertainties below), according to Fresnillo, full load commissioning of the Juanicipio processing plant is expected to commence in Q2-2022.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

In order to minimize any potential adverse effect of the revised commissioning timeline, Fresnillo has indicated it will make available unused plant capacity at its Minera Fresnillo and Minera Saucito operations to process mineralized material produced at Juanicipio during this period, and if possible match commissioning and ramp up tonnages that were previously expected. In the three months ended December 31, 2021, 113,950 tonnes of development material and some initial stope material were processed at an average silver head grade of 542 g/t (see Underground Mine Production – Juanicipio Project above), or an average of 37,983 tonnes per month. Subsequent to the year-end in January and February 2022, a further 89,925 tonnes of Juanicipio mineralized development material were processed at the Fresnillo plant with a silver head grade of 529 g/t. The effect on cashflow generation from Juanicipio therefore will also be mitigated while the power connection approvals are pending.

According to Fresnillo, the Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

EXPLORATION – Juanicipio Project

Most of the Juanicipio property remains unexplored with many untested targets still to be pursued within the property concession.  Drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth.

2022 Exploration Program

The planned expenditures for the 2022 Exploration Program total $7,000 with the programs designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to explore other parts of the Juanicipio concession. Permit applications for drilling other exploration targets on the property were submitted in 2021 or are in the process of being generated pending surface access arrangements. Meanwhile, detailed mapping and sampling of these targets is underway. All aspects of the exploration work continue to be done under strict COVID-19 protocols.

Subsequent to the year-end in mid-January, 2022, drilling began on the first hole on the “Cesantoni Kaolinite Pits”(Cesantoni) target (assay pending). Cesantoni lies in the northwestern corner of the Juanicipio concession, roughly 6 km west of the Valdecañas Vein and related underground infrastructure. Thousands of tonnes of mixed kaolinite-illite clays have been mined over the last 25 years by the Cesantoni Ceramics Company from a series of pits developed along the strong northeast-trending Cesantoni structure.  This orientation is almost orthogonal to the northwest-trending veins that dominate the district, but is roughly parallel to the high-grade Venadas Vein family that cuts the NW-trending Valdecañas vein. The extent of kaolinite-illite alteration at Cesantoni is much greater than that seen elsewhere in the district and may indicate passage of very large volumes of hydrothermal fluids. The top of anticipated mineralization at Cesantoni is expected to occur at depths similar to those elsewhere in the Juanicipio concession (350 to 500 metres below the surface).

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Initial planning as laid out by project operators, Fresnillo, is to drill 5 core holes totaling 6,000 metres. Drilling is being done with a highly portable rig to minimize surface disturbance. Depending on ground conditions in this new area, the drilling program should take between 5 and 7 months to complete.

2021 Exploration Program

The 2021 Juanicipio exploration program was completed with an actual spend of $6,296 on a 100% basis and was focused on continued step-out and infill drilling of the Valdecañas Vein System (including independent targeting of the Venadas Vein family and the Anticipada Vein). Drilling for the program began in January 2021 with four drill rigs and a fifth drill rig was added mid-year, with three of the drill rigs dedicated to Devico directional drilling. In total 23 targets (holes) were successfully tested with 21 being deep infill holes and two exploration holes on other parts of the Juanicipio concession, resulting in 29,421 metres drilled.  The program results will be released in Q2 2022 pending receipt of all assays.

2020 Exploration Program

Assays were released for the Juanicipio 2020 drill program in Q3 2021 (see Press Release dated August 5, 2021).  A total of 33 surface holes (27,900 m) and 77 underground definition holes (11,800 m) were completed with the primary objectives of: infilling and expanding the Valdecañas Deep Zone (“Deep Zone”) to optimize its planned extraction; and underground definition drilling of the upper high-grade Valdecañas Bonanza Zone (“Bonanza Zone”) where test mining has already begun and the focus for the first several years of mining lies.   Many of the holes directed at the Valdecañas Vein coincidentally also cut one or more of the hangingwall Anticipada and Pre-Anticipada veins and footwall veins. Fourteen of these cut the Anticipada Vein. Owing to drillhole geometries, the Pre-Anticipada Vein was not intercepted on its east side where it appears to improve in grade and thickness. In addition to the above, 17 holes intercepted the NE-trending Venadas Vein family.  Only three exploration holes were drilled outside the Valdecañas Vein System during the year: two directed at the long-suspected North Vein and a deep test of the Juanicipio Vein.

Brief summaries of results are below, with a complete set of tables by vein of the 2020 drilling results available at: https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein System, available at:

https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4 .

The 2020 drill program successfully:

●

Confirmed, and allowed modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;

●	Confirmed, expanded, and allowed improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and,
●	Confirmed, expanded, and allowed improved modeling of the ever-growing Anticipada Vein.

Valdecañas Vein Bonanza Zone:  The first major focus of 2020 was a 77-hole underground definition drilling program targeting the uppermost part of the very high-grade Bonanza Zone where mining will occur for the next few years. The top of this zone was known to be irregular, and its upper limits not well defined, so tightly spaced drilling was undertaken from underground drill stations between 50 and 200m from the vein. All intercepts show the high silver and gold grades with very low base metals, typical of the top of the Valdecañas Vein. The underground drilling results in this program help define in detail the upper limits of the mineralization and continuity of grade and thickness within the vein. Additionally, the significant boost to the geochemical database for the Bonanza Zone allows more detailed grade distribution analysis and the added geotechnical data provide crucial information on ground conditions. Stope design based on the results is underway.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Valdecañas Vein Deep Zone:The second major focus of the 2020 program was continued infill and expansion drilling of the Deep Zone, with 21 holes (14 infill and 7 expansion) drilled from surface.  All but one infill hole cut significant grade over width. Hole D1-6-1 reinforces the width and grade of the western dilatant zone.  Hole D5-3-3, at 21m true width, was the highlight on the east side. The weakest hole (P34) went into the narrow “waist” between the two dilatant zones about 24m from a previous weak intercept. Seven holes were drilled outside the known mineralized envelope and extend it laterally and to depth on both ends of the vein.  Two holes were drilled very deep on the Valdecañas Vein and cut 187 and 279 meters respectively of zinc mineralized skarn surrounding the vein.  These are by far the greatest mineralized skarn thicknesses drilled to date in the district and provide additional definition of the ore-fluid upwelling zone that appears to have fed the entire Valdecañas Vein System.

Anticipada: Fourteen Valdecañas-directed holes coincidentally cut and nicely infill the parallel hangingwall Anticipada Vein.  At 10.3 m true width, Hole D5-3-1 is one of the widest holes through Anticipada to date.  Several of the holes cut high gold grades and most cut significant base metals, including high copper.

Venadas “North-East Trending” Vein Family: The combined surface and underground drilling program made 17 intercepts of members of the northeast-trending “Venadas Vein Family”. Most of the intercepts show significant silver and gold grades with very low base metals indicating a very high level of exposure analogous to the top of the Bonanza Zone of Valdecañas.

Other Targets: Three exploration holes were drilled outside of the Valdecañas Vein System during 2020. One (101P) cut modest mineralization deep and to the west on the Juanicipio Vein, demonstrating continuity of mineralization in the structure. Two holes (P33 and P33-2) targeted the long-suspected North Vein some 400m to the north of the footwall of the Valdecañas Vein. These holes are very close to each other and both cut around 2.5m of barren “high-level looking” quartz vein at a similar elevation to the irregular top-out of the Valdecañas Vein. Deeper drilling to test this vein at elevations similar to the Bonanza Zone of the Valdecañas Vein was part of the 2021 Exploration Program.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, British Columbia, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab).  The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Coahuila State, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

COVID-19 – Juanicipio Project

The Juanicipio Project operator, Fresnillo, continues to closely monitor the spread of the virus and has implemented a range of safety measures in accordance with the World Health Organization and Mexican Government guidelines. These include stringent monitoring & hygiene, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the Federal and local level.

As previously reported and as noted above, in Q1 2021 Fresnillo as operator announced that the commissioning timetable for the Juanicipio processing plant was deferred a few months to Q4 2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures implemented at site. In addition, connecting to the national power grid impacted the commissioning schedule by knock-on effects of the pandemic on the state-owned electric company related to a lack of staffing (see Processing Plant Construction – Juanicipio Project above). Further impacts of this pandemic could create or include significant COVID-19 specific costs, further delays in plant commissioning, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio.  The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.  See ‘Virus outbreaks may create instability in world markets and may affect the Company’s Business’ in ‘Risk and Uncertainties’ below.

5.	DEER TRAIL PROJECT

The Deer Trail Project displays and satisfies MAG’s top criteria when exploring for large CRD systems, specifically: the presence of high silver grades; location on a deep-penetrating regional-scale fault known to host other major CRD-family deposits; location at the top of a thick section of favorable host rocks; and an identifiable plumbing network of faults that localized mineralization.

MAG’s exploration focus on the project is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick section of high-potential limestone host (Redwall Limestone) that regional mapping indicates lies just below the interlayered sedimentary and limestone sequence that hosts the Deer Trail mine. This involves: verifying the presence of those potentially more favorable host rocks at depth; projecting the feeder structures of the known CRD mineralization to depth into these inferred underlying limestone host rocks; and seeking large-scale silver-rich massive sulfide replacements and potentially mineralized skarn in them.

Phase I drill program (Q4 2020 - Q2 2021)

Phase I drilling commenced in November 2020 and was completed in Q2 2021 with assays and interpretations released in the third quarter of 2021 (see Press Release September 7, 2021). Initial targets were derived within Leapfrog Geo® by integrating vast new technical data acquired over 2019 - 2020 and the large inherited historic data set into MAG’s CRD exploration model. Phase I saw the completion of three holes and 3,927 metres drilled from surface.

Phase I successfully fulfilled all three of its planned objectives by:

1) Confirming the presence of a thick section of more favorable carbonate host rocks (the predicted “Redwall Limestone” or “Redwall”) below the Deer Trail mine;

2) Confirming and projecting two suspected mineralization feeder structures to depth; and

3) Intercepting high-grade mineralization related to those structures in host rocks below what was historically known.

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Notably, all three holes bottomed within multi-phase porphyritic granitoids affected by later sericite-pyrite alteration with modest copper and silver mineralization along their upper contacts (including 0.86m grading 1.7% copper and 64 g/t silver in hole DT20-01).

The principal goal of Phase I drilling was to locate the Redwall Limestone, a thick, clean limestone unit hypothesized to be a more favorable host rock than the thinly layered Callville Formation, which hosts the deepest historically known mineralization in the mine area.  The likely presence of the Redwall was indicated by regional occurrences and all three holes cut 215m - 320m of highly altered Redwall before bottoming in granitoid intrusions.  All three holes cut high-grade sulphide mineralization in/near projected feeder structures within the Callville before reaching the Redwall (Table 1). DT21-02 intercepted 0.50 m (core length) of sulphides grading 426 g/t (12.4 ounces per ton (“opt”) silver, 6.5 g/t (0.2 opt) gold, and 17.1% lead plus zinc within a 3.5 m breccia zone along the Red Fissure Fault; principal feeder to the historic Deer Trail manto.  DT21-03 cut 1.90 m (core length) of manto-style (bedding parallel) sulphides grading 952 g/t silver (27.8 opt), 38.2 g/t (1.1 opt) gold, and 9.2% lead plus zinc close to the Wet Fault, a principal feeder to the 3400 Area manto zone. DT20-01 was designed simply to locate the Redwall at shallow depth, but before reaching the Redwall, it cut a ~20 m (core length) feeder zone in the Callville containing a 2.30 m (core length) mineralized strand that reported 1.0 g/t gold and 101 g/t silver.

Table 3 - Phase I Drilling Highlights

Hole ID	From (m)	To (m)	Core Length (m)[1]	Au (g/t)[2]	Ag (g/t)[2]	Pb (%)	Zn (%)	Cu (%)
DT20-01	679.24	681.54	2.30	1.0	101	0.1	0.2	<0.1
and	1147.42	1148.28	0.86	0.0	64	0.1	0.1	1.7
DT21-02	1161.23	1161.73	0.50	6.5	426	9.2	7.9	1.8
incl.	1161.23	1161.40	0.17	13.3	831	15.7	13.7	3.3
DT21-03	261.51	264.07	2.56	1.5	147	0.1	0.1	<0.1
and	443.20	445.10	1.90	38.2	952	5.0[3]	4.2	0.3
incl.	444.74	445.10	0.36	111.5	2340	>20[3]	4.9	0.5
and	514.45	515.49	1.04	3.0	22	0.8	1.4	<0.1
and	746.70	747.12	0.42	5.2	270	4.2	8.1	1.0
and	1043.98	1044.20	0.22	0.2	162	1.9	2.9	0.1

1 core length as cut; true thickness indeterminate

2 grams per tonne

3 includes single >20% pending overlimit

Quality Assurance and Control

The samples (half core) are shipped directly in security-sealed bags to ALS-Laboratories preparation facilities in Elko, Nevada, or Tucson, Arizona, USA (Certification ISO/IEC 17025:2017).  Samples shipped also included intermittent QA/QC standards and blanks.  Pulp samples are subsequently shipped to ALS Global - Geochemistry Analytical Lab in North Vancouver, British Columbia, Canada for analysis. The remaining half core is placed back into the core boxes and is retained on site in a secured core storage facility.

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

COVID-19: Deer Trail Project

Health and safety are two of MAG’s key core values and MAG has implemented strict COVID-19 protocols for the Deer Trail Project in line with guidance from governmental public health agencies. The Company established its COVID-19 response plan for Deer Trail in September 2020 with safety measures that include mandatory mask use, COVID-19 testing for contractors and employees prior to returning to site, temperature screening, employee health surveys, antibody rapid tests for team members to track exposure and social distancing. The Company continues to monitor the Utah Department of Health, Center for Disease Control and World Health Organization recommendations, updating the protocols in January 2021, April 2021 and September 2021. These updates include additional controls for positive result cases, a safe return to the workplace plan (post COVID-19) and a protocol for fully vaccinated individuals. The most recent version of the COVID response plan was updated in September 2021 and incorporates concerns with the Delta variant and a protocol for vaccine hesitant individuals. Most project employees and contractors have now been fully vaccinated.

Deer Trail Outlook

Phase II drilling commenced at the Deer Trail Project on August 20, 2021 and is in process, planned for 5,000 metres of drilling over 5 holes.  Deviation/directional drilling is being used in Phase II to make the drilling more efficient and accurate. In part to facilitate the directional drilling, drilling contractors were changed in Q1 2022, with the new contractor on site and preparing to resume drilling.

Holes DT21-02 and 03 from Phase I drilling, both cut high-grade, multi-stage massive sulphide replacement mineralization in Callville Formation limestones above the Redwall Limestone (see Phase I Drill Program above). Notably, the silver grades in both holes are comparable to those of the historic Deer Trail massive sulfides, which suggests limited vertical zoning despite being up to 740 m deeper in the system. DT21-02 appears to have cut mineralization directly within the Red Fissure fault, while DT21-03 appears to be manto-style mineralization fed from the nearby Wet fault. Phase II drilling is targeting these mineralized structures down dip within the clean carbonates of the Redwall. The first hole of Phase 2 is an offset of hole DT21-03 designed to test the Wet fault 150 m deeper where it cuts through the Redwall. All assays pending.

Other highly prospective areas of the large property package are also being considered for further exploration and subsequent drill testing.  An orientation AMT geophysical survey was undertaken on the alluvium mantled slope at the base of Deer Trail Mountain that indicates that the alluvium may be much shallower than previously believed and that drilling targets may also exist under this shallow cover. Most of this area is patented, fee-simple land, so permitting is expected to be straightforward.

6.	INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the audited consolidated financial statements of the Company as at December 31, 2021). The Company’s investment relating to its interest in Minera Juanicipio is detailed as follows for the year ended December 31, 2021:

	December 31,	December 31,
	2021	2020
Juanicipio Project oversight expenditures incurred 100% by MAG	$620	$568
Interest earned on advances to Minera Juanicipio	(1,316)	(567)
Cash contributions to Minera Juanicipio	73,524	63,712
Total for the year	72,828	63,713
Income from equity accounted investment in Juanicipio	15,686	2,214
Balance, beginning of year	202,570	136,643
Balance, end of year	$291,084	$202,570

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

During the year ended December 31, 2021, the Company incurred Juanicipio oversight expenditures of $620 (December 31, 2020: $568) and made $73,524 in cash advances to Minera Juanicipio (December 31, 2020: $63,712).

A portion of the Investment in Juanicipio is in the form of interest-bearing shareholder loans.  The interest accrued within Minera Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the interest recorded by the Company on the loan totaling $1,316 for the year ended December 31, 2021 (December 31, 2020: $567) was applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry.

During the year ended December 31, 2021, MAG recorded $15,686 income from its equity accounted investment in Juanicipio (December 31, 2020: $2,214) as outlined in Table 4 below.

Table 4: MAG’s income from its equity accounted Investment in Juanicipio

	December 31, 2021	December 31, 2020
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	$60,064	$11,462
Administrative expenses	(1,929)	(239)
Extraordinary mining duty	(337)	(76)
Foreign exchange and other	(1,363)	(623)
Net income before tax	56,435	10,524
Income tax expense (including deferred income tax)	(20,784)	(5,492)
Net income for the period (100% basis)	$ 35,651	$ 5,032
MAG’s 44% share of income from equity accounted Investment in Juanicipio	$15,686	$2,214

7.	EXPLORATION AND EVALUATION ASSETS

Option Earn-in Project

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To December 31, 2021, the Company has incurred $9,930 in exploration expenditures on the property and there are no further exploration funding requirements under the agreement. However, to earn a 100% interest in the property package, the Company must make a remaining cash or share payment of $150 on or before the fifth annual anniversary of the agreement, at which time the vendors will retain a 2% NSR royalty.  In May 2021, the Company elected to settle the fourth annual option payment of $100 in shares and issued 5,223 shares to the vendors in settlement of the payment.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Deer Trail Project

In 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. MAG paid $150 upon signing the agreement, $150 in October 2020 and another $150 in December 2021.  To earn 100% interest in the property, MAG must make remaining cash payments of $1,550 over the next 7 years and fund a cumulative of $30,000 of eligible exploration expenditures ($9,509 incurred to December 31, 2021) by 2028. Upon MAG’s 100% earn-in, the vendors will retain a 2% NSR royalty.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8.	SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company’s three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.  All figures are reported under IFRS.

	Year ended Dec. 31, 2021	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Revenues(1)	$174	$637	$2,627
Net Income (Loss)(2)	$6,025	($7,097)	($4,426)
Net Income (Loss) per Share	$0.06	($0.08)	($0.05)
Total Assets(3)	$372,372	$323,082	$218,810
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:
(1)	The Company’s only source of reported revenue during the years ended December 31, 2019, 2020 and 2021 was interest income from cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. Pre-production sales earned in Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income from equity accounted Investment in Juanicipio (see Investment in Juanicipio above).

(2)	The Company’s normal course of business is to develop, explore and evaluate its mineral properties as appropriate. The loss variation from year to year above reflects, amongst other things, the periodic impairment of exploration and evaluation assets (a non-cash charge), and share based payment expense (a non-cash charge). The current year’s net income also includes MAG’s income from its equity accounted Investment in Juanicipio of $15,686 compared to $2,214 and $1,884 in 2020 and 2019 respectively.

(3)	Included in ‘Total Assets’ at the end of 2021, the Company held $56,748 in cash, compared to $94,008 in December 31, 2020 and $72,360 at December 31, 2019. In the year ended December 31, 2021, the Company closed a bought deal financing for gross proceeds of $46,151. In the year ended December 31, 2020, the Company closed a private placement and completed an at-the-market (“ATM”) program for an aggregate gross proceeds of $93,134. No financings were completed in the year ended December 31, 2019. Also included in ‘Total Assets’ at the end of 2021, the Company’s Investment in Juanicipio totaled $291,084 compared to $202,570 and $136,643 at December 31, 2020 and 2019 respectively.

(4)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that all available funds will be used to finance the operations and growth of its business until positive operating cash flow is achieved from its projects.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2021 vs. Year Ended December 31, 2020

	Year ended December 31,
	2021	2020
EXPENSES
Accounting and audit	$517		$442
Amortization	146		121
Filing and transfer agent fees	274		301
General exploration and business development	102		38
General office expenses	647		473
Insurance	1,316		610
Legal	161		371
Management compensation and consulting fees	3,736		3,259
Share-based payment expense	4,256		3,122
Shareholder relations	273		298
Travel	35		58
	11,463		9,093
Interest income	174		637
Foreign exchange gain	61		171
Income from equity accounted Investment in Juanicipio	15,686		2,214
Income (loss) for the year before income tax	$4,458	$	(6,071)

Deferred income tax benefit (expense)	1,567		(1,026)
Income (Loss) for the year	$6,025	$	(7,097)

The Company’s net income for the year ended December 31, 2021 amounted to $6,025 (December 31, 2020: loss of $7,097).

During the year ended December 31, 2021, general office expenses increased to $647 (December 31, 2020: $473) due to increased compliance costs related to maintaining foreign subsidiaries and increased printing and mailing costs related to the Company’s Annual General and Special Meeting held June 21, 2021. Insurance expense during the year ended December 31, 2021 increased to $1,316 (December 31, 2020: $610) as insurance premiums increased significantly over the prior year.

In the year ended December 31, 2021, management compensation and consulting fees increased to $3,736 (December 31, 2020: $3,259), due to an additional director, a new Corporate Secretary and a new Chief Sustainability Officer as compared to the prior period. This increase was partially offset by a decrease in legal fees to $161 (December 31, 2020: $371) as a variety of services were done in house with the new staffing, as compared to the prior year.

Share based payment expense (a non-cash item) recorded in the year ended December 31, 2021 increased to $4,256 (December 31, 2020: $3,122) and is determined based on the fair value of equity incentives granted and vesting in the period.  The increase in share based payment expense is primarily related to the initial incentive grants to three new directors and the new Officers noted above.

24

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the year ended December 31, 2021 were all either comparable with the prior period’s expense, or the change was not significant to the overall operations during the period.

The Company recorded a foreign exchange gain of $61 (December 31, 2020: $171) in the year ended December 31, 2021 related to exchange rate changes to the Canadian dollar and Mexican peso relative to the Company’s US dollar functional currency. Interest income earned by MAG on its cash decreased to $174 (December 31, 2020: $637) during the year ended December 31, 2021 primarily due to both lower cash balances held and lower interest rates available as compared to the prior year.

In the year ended December 31, 2021, MAG recorded its 44% share of income from its equity accounted Investment in Juanicipio of $15,686 (December 31, 2020: $2,214) as described above in Investment in Juanicipio.

For the year ended December 31, 2021, MAG recorded a deferred income tax benefit of $1,567 (December 31, 2020: $1,026 deferred income tax expense) primarily related to a change in the expected draw down of the deferred tax liability created by the income from its equity accounted Investment in Juanicipio.

Other Comprehensive Income (Loss):

	Year ended December 31,
	2021	2020
Income (Loss) for the year	$6,025	$	(7,097)

OTHER COMPREHENSIVE (LOSS) INCOME:
Items that will not be reclassified subsequently to profit or loss:
Unrealized (loss) gain on equity securities	(4,401)		14,493
Net of deferred tax benefit (expense)	597		(1,713)

Total comprehensive income	$2,221		$5,683

In Other Comprehensive Income during the year ended December 31, 2021, MAG recorded an unrealized mark-to-market loss of $3,804 (net of $597 deferred tax benefit) (December 31, 2020: $12,780 unrealized gain net of deferred tax expense) on equity securities held.

25

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

10.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Income (Loss) per Share)):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share	Diluted Net Income (Loss) per Share
December 31, 2021	$22	$8,662	$0.09	$0.09
September 30, 2021	$25	$(2,280)	$(0.02)	$(0.02)
June 30, 2021	$42	$3,305	$0.03	$0.03
March 31, 2021	$85	$(3,662)	$(0.04)	$(0.04)
December 31, 2020	$120	$6,593 (3)	$0.07	$0.07
September 30, 2020	$133	$(89)	$0.00	$0.00
June 30, 2020	$110	$1,297 (3)	$0.01	$0.01
March 31, 2020	$274	$(14,898) (3)	$(0.17)	$(0.17)

Notes:

(1)

The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Sales within Minera Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income (loss) from equity accounted Investment in Juanicipio (see ‘Investment in Juanicipio’ above) which is reflected above in net income (loss) as applicable.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.” Net income in Q4 2021 was positively impacted by the processing of more mineralized material than in prior periods (see ‘Underground Mine Production – Juanicipio Project’ above).
(3)	The net loss for the quarter ended March 31, 2020 includes the deferred tax effects of a significant devaluation of the Mexican peso against the US dollar (from 18.87 pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020), and the resulting devaluation of certain tax assets denominated in Mexican pesos. As the Mexican peso partially recovered during the quarters ended June 30 and December 31, 2020, a deferred tax benefit was recognized by the Company contributing to and/or resulting in net income for those quarters.

26

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

11.	FOURTH QUARTER

Three months ended December 31, 2021 vs. Three months ended December 31, 2020

	3 months ended December 31,
	2021	2020
EXPENSES
Accounting and audit	$292	$272
Amortization	39	30
Filing and transfer agent fees	4	6
General exploration and business development	28	13
General office expenses	99	86
Insurance	356	163
Legal	4	11
Management compensation and consulting fees	1,784	1,729
Share-based payment expense	682	860
Shareholder relations	64	84
Travel	23	2
	3,375	3,256
Interest income	22	120
Foreign exchange gain	(53)	220
Income from equity accounted investment in Juanicipio	8,777	5,586
Income for the year before income tax	$5,371	$2,670

Deferred income tax benefit	3,291	3,923
Income for the period	$8,662	$6,593

The Company’s net income for the three months ended December 31, 2021 amounted to $8,662 (December 31, 2020: $6,593 net income).

General office expenses increased to $99 (December 31, 2020: $86) and insurance expense increased to $356 (December 31, 2020: $163) in the three months ended December 31, 2021 primarily based on the same rationale as described above in the annual financial results. Other expenses incurred during the three months ended December 31, 2021 were all either comparable with the prior period’s expense, or the change was not significant to the overall operations during the quarter.

Share-based payment expense (a non-cash item) recorded in the three months ended December 31, 2021 decreased to $682 (December 31, 2020: $860) as the annual equity grant was deferred to 2022.

Interest income earned by MAG on its cash decreased to $22 (December 31, 2020: $120) during the three months ended December 31, 2021 due to both lower cash balances held and lower interest rates available compared to the prior period.  MAG recorded its 44% share of income from its equity accounted Investment in Juanicipio of $8,777 (December 31, 2020: $5,586) which included MAG’s 44% share of income from the sale of underground mineralized development material (see ‘Underground Mine Production’ and ‘Investment in Juanicipio’ above) which increased from higher pre-production tonnes being processed in the three months ended December 31, 2021.  MAG also recorded a deferred income tax benefit of $3,291 for the three months ended December 31, 2021 (December 31, 2020: $3,923) based on the same rational as described above in the annual financial results.

27

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

12.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the year ended December 31, 2021:

	Year ended December 31,
	2021	2020
Operating activities before working capital changes	$(7,086)	$(5,780)
Changes in non-cash operating working capital	364	(434)
Operating activities	(6,722)	(6,214)
Investing activities	(74,939)	(65,312)
Financing acitivities	44,136	92,429
Effects of exchange rate changes on cash	265	745

Changes in cash during the year	(37,260)	21,648
Cash, beginning of year	94,008	72,360
Cash, end of year	$56,748	$94,008

Operating Activities

During the year ended December 31, 2021, MAG used $7,086 in cash for operations before changes in non-cash working capital, compared to $5,780 in the year ended December 31, 2020.  More cash was expended in operations in the current period, primarily because of increased insurance premiums and management compensation and consulting fees, and because of lower interest income earned in the period, all as described above in ‘Review of Financial Results.’ MAG’s non-cash operating working capital (accounts receivable, prepaid expenses less trade and other payables) in the year ended December 31, 2021 increased by $364 (December 31, 2020: decreased by $434) primarily related to timing of receipts of receivables and payments of payables.  The total use of cash from operating activities in the year ended December 31, 2021 was $6,722 (December 31, 2020: $6,214).

Investing Activities

During the year ended December 31, 2021, the net cash used for investing activities amounted to $74,939 (December 31, 2020: $65,312). In the year ended December 31, 2021, the Company used cash to fund advances to Minera Juanicipio, which combined with the Company’s Juanicipio expenditures on its own account, totaled $74,136 (December 31, 2020: $64,270). In addition, MAG expended $7,169 (December 31, 2020: $4,873) on its other exploration and evaluation properties (see ‘Exploration and Evaluation Assets’ above) with the increase in 2021 related to drilling at the Deer Trail Project. During the year ended December 31, 2021, the Company received cash proceeds of $6,371 (December 31, 2020: $3,905) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years.

Financing Activities

In the year ended December 31, 2021, the Company closed a bought deal share offering and issued 2,691,000 common shares at $17.15 a share for net proceeds of $43,242 (December 31, 2020: $89,164 aggregate net proceeds from two separate equity offerings).

28

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

In the year ended December 31, 2021, 75,066 stock options were exercised for cash proceeds of $985 (December 31, 2020: 418,294 stock options exercised for cash proceeds of $3,337).

In the year ended December 31, 2021, cash was used to pay a head office lease obligation of $91 (December 31, 2020: $72).

13.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

	December 31, 2021	December 31, 2020
Cash	$56,748	$94,008
Other current assets	2,623	1,406
Total current assets	59,371	95,414
Investments	1,179	11,951
Investment in Juanicipio	291,084	202,570
Exploration and evaluation assets	20,254	12,472
Property and equipment	484	675
Total assets	$372,372	$323,082

Total current liabilities	1,610	901
Total non-current liabilities	3,241	5,513
Total liabilities	4,851	6,414
Total equity	367,521	316,668
Total liabilities and equity	$372,372	$323,082

Cash totaled $56,748 as at December 31, 2021 compared to $94,008 at December 31, 2020, and the decrease primarily reflects the use of cash in ongoing operating and investing activities (see ‘Cashflows’ above). Other current assets as at December 31, 2021 included accounts receivable of $2,097 (December 31, 2020: $897) and prepaid insurance and other prepaid expenses of $526 (December 31, 2020: $509).  The accounts receivable is comprised primarily of a receivable from Minera Juanicipio related to interest on a portion of MAG’s shareholder advances (see ‘Related Party Transactions’ below).

Investments of $1,179 (December 31, 2020: $11,951) are comprised of equity securities held by MAG acquired from its divestiture of non-core concessions in prior years. The decrease in balance from year ended December 31, 2020 is a result of both a sale of some of the securities and an unrealized mark-to-market loss recorded in Other Comprehensive Income (Loss) on the securities still held by the Company.

The Investment in Juanicipio balance increased from December 31, 2020 to December 31, 2021 from $202,570 to $291,084 and reflects MAG’s ongoing investment in Minera Juanicipio, its primary asset, as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’  Exploration and evaluation assets as at December 31, 2021 increased to $20,254 (December 31, 2020: $12,472) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Property and equipment of $484 (December 31, 2020: $675) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities as at December 31, 2021 amounted to $1,610 (December 31, 2020: $901) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities as at December 31, 2021 of $3,241 (December 31, 2020: $5,513) includes the non-current portion of the lease obligation of $275 (December 31, 2020: $383), $409 for a reclamation provision (December 31, 2020: $409) and a deferred income tax liability of $2,557 (December 31, 2020: $4,721), the latter resulting from temporary differences between the valuation of various tax assets denominated in pesos rather than the Company’s US$ functional currency.

14.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2021, MAG had working capital of $57,761 (December 31, 2020: $94,513) including cash of $56,748 (December 31, 2020: $94,008) and no long-term debt. At December 31, 2021, Minera Juanicipio had cash of $18,972 (MAG’s attributable 44% share $8,348).  MAG does not currently receive dividends or have cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

Bought Deal Financing and Revolving Credit Facility

On November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, including 15,700 common shares issued to an officer and two directors of MAG and 351,000 common shares issued upon the full exercise of the over-allotment option, at $17.15 per share for gross proceeds of $46,151. The Company paid commission of $2,301 to the underwriters and legal and filing costs totaled an additional $608 resulting in net proceeds of $43,242. The intended use of proceeds is outlined below in ‘Expected Use of Proceeds and Financings.’

In Q4 2021, the Company signed a binding commitment letter for a fully underwritten $40,000 revolving credit facility in order to give MAG additional liquidity and financial flexibility for its 44% share of the Juanicipio development and exploration costs should it be needed.  MAG continues to work on the definitive documentation for the facility along with other customary conditions required to put the facility into place. Until the facility closes, there is no funding available to MAG under the terms of the commitment letter.

Funding of the Juanicipio Project Capex and other Juanicipio related expenditures

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the Minera Juanicipio shareholders on February 24, 2020, is estimated as of January 1, 2018 to be $440,000 (100% basis) including the mine development-related costs to be incurred prior to the envisaged commencement of commercial operations. Capital costs incurred after commercial production, are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

30

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

According to the operator Fresnillo, the Juanicipio Project construction will be delivered on budget of $440,000. With the plant ready to commence commissioning once connected to the power grid (expected in Q2 2022 – see ‘Processing Plant Construction – Juanicipio Project’ above), final construction costs have wound down until final commissioning and testing commence.  Meanwhile, the amount of mineralized development material being processed at the two Fresnillo plats since Q4 2021 has been significantly higher than the original targeted rate of 16,000 tonnes per month. The processing rate increased to an average of 37,983 tonnes per month in Q4 2021 and subsequent to the year end to an average of 44,963 tonnes per month for the first two months of 2022 (see ‘Underground Mine Production – Juanicipio Project’ above).  Mineralized material from initial stopes is now being processed as well.  The cash flow from this processing, along with the cash held by Minera Juanicipio at December 31, 2021 of $18,972 and the expected cash flows from continued processing until the Juanicipio plant is commissioned are expected to substantially fund the remaining capital expenditures in the $440,000 initial capital estimate (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).  With the current ramp up of underground mine production however and given hiring restrictions on contractors arising from new 2021 labour reform legislation, the timing of various sustaining capital expenditures has been brought forward (see ‘Underground development – Juanicipio Project’ above).  Should there be additional funding requirements in excess of the cashflow generated related to further commissioning delays (see Risks and Uncertainties below) or to additional sustaining capital that is being brought forward and required to be funded prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

The COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. As noted above in COVID-19 – Juanicipio Project, COVID-19 has had an impact on the Juanicipio plant commissioning timeline already.  The impact of possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

In addition, capital and operating costs, production schedules and economic returns envisioned at Juanicipio are based on certain assumptions which may prove to be inaccurate (see Risks and Uncertainties below), and may result in additional costs, project delays, and cost overruns requiring MAG to fund its 44% share of such costs. Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities. The Company may therefore need to raise additional capital in the future in order to meet these funding requirements and its full share of initial capital required to develop the Juanicipio Project. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.  The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Expected Use of Proceeds and Financings

As noted above, on November 29, 2021, MAG closed a bought deal share offering and issued 2,691,000 common shares, resulting in net proceeds of $43,242.  In the Company’s November 23, 2021 Prospectus Supplement to a Short Form Base Shelf Prospectus, the Company provided the expected use of net proceeds with respect to the offering as follows:

Description	$Amount
Exploration expenditures related to the Juanicipio Project, the Deer Trail Project and other projects	$17,500
Development and sustaining capital expenditures not included in the estimated initial project capital related to the Juanicipio Project (2021-2022)	16,700
Working capital and general corporate purposes	9,000
Total Estimated Use of Proceeds in the Prospectus Supplement dated November 23, 2021	$43,200

31

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

As the financing closed shortly before year end on November 29, 2021 to December 31, 2021, the majority of these proceeds had yet been expended by the Company.  It is expected that the use of proceeds once expended, will align with the above estimates, and the actuals will be reported in future MD&As.

15.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2021 for committed exploration work and other committed obligations.

Total

Committed exploration expenditures	$-

Minera Juanicipio (1)&(2)	-

Consulting contract commitments	145
Total Obligations and Commitments	$145

1)

Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio and the Juanicipio Project.

2)

According to the operator, Fresnillo, contractual commitments including project development and for continuing operations total $36,683 and purchase orders issued for project capital and sustaining capital total $43,584, with respect to the Juanicipio Project on a 100% basis as at December 31, 2021 (December 31, 2020: combined contractual commitments and purchase orders issued totaled $192,173 on a 100% basis).

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

32

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

16.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value.  As at March 30, 2022, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price (in Canadian dollars) or	Remaining
	Shares	Conversion Ratio	Life
Common shares	97,834,441	n/a	n/a
Stock Options	988,727	$12.75 - $23.53	0.7 to 4.7 years
Performance Share Units(“PSUs”) (1)	240,765	1:1	0.7 to 3.7 years
Restricted Share Units(“RSUs”)	24,109	1:1	2.0 to 3.8 years
Deferred Share Units (“DSUs”) (2)	444,373	1:1	n/a (2)
Fully Diluted	99,532,415

(1) Includes 87,664 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 0% (nil PSUs) to 200% (175,328 PSUs) and 48,918 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU vesting target range from 50% (24,459 PSUs) to 150% (73,377 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. As at date of filing this MD&A, there are 61,295 DSUs which are available for settlement to directors no longer with the Company.

17.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider.  Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid.  Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable as Minera Juanicipio becomes a producing mine.

33

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

18.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project.  Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

19.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 31, 2022 available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk (see Note 11 in the audited consolidated financial statements of the Company as at December 31, 2021). In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates.

34

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

In addition, there is increasing environmental regulation as a result of public concern over climate change.   The Company may have increased costs associated with the compliance of these regulations and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.  There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio.  Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

Commissioning of the Juanicipio Processing Plant may be adversely impacted by the timing of hook up to the national power grid

The commissioning of the Juanicipio processing plant requires regulatory approval for the power connection to the national electricity transmission grid of Mexico. As noted above (see Processing Plant Construction – Juanicipio Project’), the CFE notified Fresnillo late in December 2021 that the regulatory approval to complete the power tie-in could not yet be granted, and the commission timeline was revised to Q2 2022. There is no assurance that the connection will occur in Q2 2022, and further connection delays  could compromise many aspects of the project’s commissioning and profitability, including, but not limited to the timeline to achieving commercial production and cash flow, and the impact on capital and operating costs.

Amendments to the Federal Labour Law on Labour Subcontracting (or “outsourcing”)

Labour reform legislation on subcontracting and outsourcing in Mexico was published on April, 23, 2021 (the ‘Reform’). The Reform, amends several Mexican laws, including the Federal Labour Law, and seeks to, amongst other things, regulate outsourcing as follows: i) to prohibit the use of subcontracting as it has historically been used in Mexico; and, ii) to allow an exception for specialized services under regulated circumstances.  This Reform legislation came into effect on September 1, 2021.

The Reform changes are not expected to have a significant impact on the viability of the Juanicipio Project, and Fresnillo, as operator, does not expect the Reform to impact the timeline to commissioning of the Juanicipio plant. However, with various restrictions on hiring contractors, Fresnillo, as operator, has indicated a need to internalize a portion of its workforce and perform much of the development work directly rather than outsourcing it to contractors, and hence invest in equipment not previously planned to be utilized in underground operations. The costs of any required additional equipment is not included in the initial project capital of $440,000 (see Project Capital - Juanicipio Project above) and may affect the Company’s total funding requirement to get the Juanicipio Project to commercial production (see Underground Development - Juanicipio Project above).

35

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included in the 2017 PEA are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, rates of inflation, underground development rates, metallurgical recoveries, that the actual material mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. The 2017 PEA includes estimates of future production, development plans, operating costs, capital costs and other economic and technical estimates for the Juanicipio Project. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company’s control.

The Company’s capital and operating costs are affected by the cost of commodities and goods such as explosives, fuel, electrical power and supplies. Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management of the Company assumes that the materials and supplies required for operations, development and commercial production will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of (due to inflation or otherwise), or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, production costs and financial results. In addition, Fresnillo, as operator of the Juanicipio Project, has in the past, and may in the future, provide estimates and projections of future production, production costs and financial results expected from Juanicipio. Any such information provided by the Company and/or Fresnillo, is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward- looking statements.  Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, general economic conditions (including rates of inflation), the market prices of silver, gold and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of the government and community relations, and its compliance with existing and future laws and regulations.  Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, these forward-looking statements should be considered in the context in which they are made, and undue reliance should not be placed on them.

36

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks.  A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced an information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

●	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
●	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
●	adopting practices to reduce third-party cyber security risks;
●	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
●	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
●	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

Minera Juanicipio – Cyber Security

Fresnillo, the operator of the Juanicipio Project, has disclosed the following risks with respect to its, and its affiliates’ cyber security and privacy:  risks relating to (i) corruption of data; (ii) unauthorized access; (iii) breach and data theft, (iv) business disruption; (v) lack of cyber security ownership; (vi) non-compliance with regulations; (vii) health and safety incidents; and (viii) halt or loss of operations.  Fresnillo has indicated that it has a security management model designed with defensive structural controls to prevent and mitigate the effects of computer risks; that its systems are regularly audited to identify any potential threats to the operations and additional systems; that it has implemented a training and awareness program; and it has made investments in IT security platforms.

37

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

There is no assurance that the Fresnillo’s cyber security risk mitigation strategies will be sufficient to eliminate the risk of cyber-attack nor to protect the assets, personnel or operations of Minera Juanicipio or the Juanicipio Project.  A breach of Fresnillo’s systems could have a material adverse impact on the Company to the extent that such breach adversely impacts the Company’s interest in Minera Juanicipio or the Juanicipio Project.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19, and any variants thereof .  The current outbreak of COVID-19 and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

Any COVID-19 related outbreaks or direct or indirect COVID-19 related impacts could cause increased costs or delays in the development timeline and commissioning of the Juanicipio processing plant and could have a material adverse impact on the Company.  The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including possible loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.  The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

20.	OFF-BALANCE SHEET ARRANGEMENTS

MAG Silver has no off-balance sheet arrangements.

21.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the discovery and acquisition of the Juanicipio property.

38

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

During the year, the Company incurred expenses with Cascabel and IMDEX as follows:
	December 31,	December 31,
	2021	2020

Fees related to Dr. Megaw:
Exploration and marketing services	$436	$505
Travel and expenses	29	12
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	54	54
Field exploration services	167	160
	$686	$731

All transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered.  A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at December 31, 2021 is $22 related to these services (December 31, 2020: $78).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized.  The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and controlling ownership interests are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2021	(%)	2020	(%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%		100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company through Minera Los Lagartos, S.A. de C.V.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.0% of the common shares of the Company as at December 31, 2021, as publicly reported.  Minera Juanicipio is governed by a shareholders agreement and corporate by-laws.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

39

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

As at December 31, 2021, Fresnillo and the Company have advanced $240,998 as shareholder loans (MAG’s 44% share $106,035) to Minera Juanicipio, bearing interest at LIBOR + 2%.  The interest accrued within Minera Juanicipio was capitalized to ‘Mineral interests, plant and equipment’ and the cumulative interest recorded by the Company on the loan totaling $1,883 has therefore been applied to the Investment in Juanicipio account reducing its balance as an eliminating related party entry (see Note 6 in the audited consolidated financial statements of the Company as at December 31, 2021).

During the year, compensation of key management personnel (including directors) was as follows:
	Year ended December 31,
	2021	2020
Salaries and other short term employee benefits	$1,941	$1,726
Share-based payments	2,219	1,853
	$4,160	$3,579

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

22.	CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include: (i) estimates of the recoverable amount and any impairment of exploration and evaluation assets, investment in associates and mine development costs; (ii) recovery of receivable balances including value added taxes; (iii) estimates of mineral stockpile inventory valuations; (iv) recording revenue based on estimated metal quantities based on assay data and on a provisional price which will be trued up for price and quantity in a later period; (v) provisions including closure and reclamation; (vi) share based payment expense; and (vii) income tax provisions. Actual results may differ from those estimated. Please refer to Note 2 of the Company’s consolidated financial statements as at December 31, 2021 for a description of all of the significant accounting policies.

(i) Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value.  IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

40

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

(ii) The Company and Juanicipio incur indirect taxes, including value-added tax, on purchases of goods and services at its development and exploration projects.  Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise.  Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes.  The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

(iii) Juanicipio has mineral stockpiles that are valued at the lower of cost and net realizable value.  The assumptions used in the valuation of inventories include estimates of the amount of recoverable metal in the stockpile and an assumption of the metal prices expected to be realized when the metal is recovered.  If these estimates or assumptions prove to be inaccurate, Juanicipio and the Company could be required to write-down the recorded value of its stockpile, work-in process inventories and finished metal inventory, which would reduce earnings and working capital.

(iv) Sales recorded in Minera Juanicipio, which are reflected as a component in the Company’s income (loss) from its equity accounted Investment in Juanicipio, are based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for actual price and quantity in a later period.

(v) Reclamation and closure costs have been estimated based on the Company’s and Minera Juanicipio’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company and Minera Juanicipio recognize the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

(vi) Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of income (loss) based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

(vii) The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

41

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

23.	CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020, except for the new and amended IFRS standard as stated below:

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”). In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases.  The amendments became effective January 1, 2021. The Company has adopted these Phase 2 amendments effective January 1, 2021 and  determined they do not currently have significant effect on the Company’s consolidated financial statements.

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2021.  These include:

IAS 12 Income Taxes.  In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes. The amendments are effective beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, such as leases and reclamation provisions. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company’s consolidated financial statements.

24.	C ONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021 through inquiry and review, as well as by drawing upon their own relevant experience.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2021.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS.  The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The audited consolidated financial statements and MD&A for the year ended December 31, 2021 were approved by the Board on March 31, 2022.  The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

42

MAG SILVER CORP.
Management’s Discussion & Analysis
For the years ended December 31, 2021 and 2020
(expressed in thousands of US dollars except as otherwise noted)

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

25.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

26.	SUBSEQUENT EVENT

Subsequent to December 31, 2021, the Company entered into a Definitive Arrangement Agreement with Gatling   pursuant to which the Company will acquire all of the issued and outstanding common shares of Gatling (the “Transaction”) in an all-share transaction. Each Gatling shareholder will be entitled to receive 0.01702627 of a common share of the Company for each share of Gatling held, and upon completion of the Transaction, it is expected that Gatling shareholders will hold approximately 0.79% of the Company’s shares on an outstanding basis. The acquisition is subject to shareholder approval at a meeting of Gatling securityholders expected to be held in May 2022. The Company and Gatling have also entered into a loan agreement pursuant to which the Company has agreed to provide Gatling with a C$3 million secured convertible bridge loan to finance Gatling’s accounts payable and operating expenses.

43